SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2012

 Alto Palermo S.A. (APSA)
(Exact name of Registrant as specified in its charter)

Alto Palermo S.A. (APSA)
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

ALTO PALERMO S.A. (APSA)
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the six-month period ended on December 31, 2011 and December 31, 2010 filed by the Company with the Comisión Nacional de Valores and the Bolsa de Comercio de Buenos Aires:

ALTO PALERMO S.A. (APSA)

Free translation of the
 Consolidated Financial Statements
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010

ALTO PALERMO S.A. (APSA)

Moreno 877 – 22º Floor – Autonomous City of Buenos Aires

 Financial Statements for the six-month period
ended December 31, 2011
Fiscal year No. 122 beginning on July 1, 2011
Presented comparatively
In thousands of Argentine Pesos (See Note 1 to the Basic Financial Statements)
Free translation from the original prepared in spanish for publication in Argentina

Principal Activity:	Real estate investment and development

Dates of registration with the Public Registry of Commerce:

- Of the By-laws:	August 29,1889
- Of last amendment:	January 16, 2008

Registration number with the Superintendence of Corporations::	801,047

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108 – 1° Floor– Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	94.87% (See Note 8.j to the Basic Financial Statements)

	CAPITAL STATUS (Note 4 to the Basic Financial Statements)
Type of stock	Authorized for Public Offer of Shares .	Subscribed, Issued and Paid up Ps.
Common stock with a face value of Ps.0.1 per share and entitled to 1 vote each	1,259,886,188	125,989

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Balance Sheets as of December 31, 2011 and June 30, 2011.
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	12.31.11 (Notes 1 and 3)	06.30.11 (Notes 1 and 3)		12.31.11 (Notes 1 and 3)	06.30.11 (Notes 1 and 3)
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 4.a)	127,657	24,620	Trade accounts payable (Note 4.i)	102,652	83,830
Other investments, net (Note 4.b)	105,586	150,328	Short-term debt (Note 4.j)	103,148	121,615
Account receivable, net (Note 4.c)	253,124	200,404	Salaries and social security payable (Note 4.k)	15,893	24,061
Other receivables and prepaid expenses, net (Note 4.d)	83,311	96,307	Taxes payable (Note 4.l)	126,626	102,053
Inventory (Note 4.e)	22,311	35,570	Customer advances (Note 4.m)	133,271	131,011
Total Current Assets	591,989	507,229	Dividends payable (Note 4.n)	3,128	-
			Other liabilities (Note 4.o)	15,414	56,217
			Total Debts	500,132	518,787
			Provisions (Note 4.p)	351	267
			Total Current Liabilities	500,483	519,054

			NON-CURRENT LIABILITIES
			Trade accounts payable (Note 4.i)	24	47
NON-CURRENT ASSETS			Long-term debt (Note 4.j)	646,967	615,503
Account receivable, net (Note 4.c)	1,181	562	Taxes payable (Note 4.l)	26,381	26,902
Other receivables and prepaid expenses, net (Note 4.d)	62,319	59,681	Customer advances (Note 4.m)	107,146	95,021
Inventory (Note 4.e)	27,869	26,753	Other liabilities (Note 4.o)	9,275	11,467
Fixed assets, net (Note 4.f)	1,498,427	1,504,230	Total Debts	789,793	748,940
Other investments, net (Note 4.b)	198,664	212,476	Provisions (Note 4.p)	12,235	12,829
Intangible assets, net (Note 4.g)	50,474	42,226	Total Non-Current Liabilities	802,028	761,769
Subtotal Non-Current Assets	1,838,934	1,845,928	Total Liabilities	1,302,511	1,280,823
Negative goodwill, net (Note 4.h)	(13,709)	(27,179)	Minority interest	142,816	138,202
Total Non-Current Assets	1,825,225	1,818,749	SHAREHOLDERS’ EQUITY	971,887	906,953
Total Assets	2,417,214	2,325,978	Total Liabilities and Shareholders’ Equity	2,417,214	2,325,978
The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Income
For the six months periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	12.31.11 (Notes 1 and 3)	12.31.10 (Notes 1 and 3)
Revenues:
Leases and services	439,177	331,313
Consumer financing	3,228	62,792
Other	24,127	83,011
Total revenues	466,532	477,116
Costs:
Leases and services	(78,405)	(83,751)
Consumer financing	(2,424)	(21,678)
Other	(21,010)	(60,073)
Total costs	(101,839)	(165,502)
Gross profit:
Leases and services	360,772	247,562
Consumer financing	804	41,114
Other	3,117	22,938
Total gross profit	364,693	311,614
Selling expenses	(22,099)	(42,260)
Administrative expenses	(43,721)	(41,239)
Gain from recognition of inventories at net realizable value	7,273	10,910
Net income from retained interest in securitized receivables	-	5,042
Subtotal	(58,547)	(67,547)
Operating income	306,146	244,067
Net income on equity investees	6,097	4,521
Amortization of negative goodwill, net	1,070	176
Financial gain (loss) generated by assets:
Interest	6,700	7,996
Foreign currency exchange gain	8,266	7,407
Other holding results	20,089	(21,877)
Subtotal	35,055	(6,474)
Financial loss generated by liabilities:
Interest	(33,642)	(37,899)
Foreign currency exchange loss	(31,724)	(8,195)
Other holding results	(3,037)	-
Subtotal	(68,403)	(46,094)
Total financial results, net (Note 4.q)	(33,348)	(52,568)
Other income (expenses), net	(605)	(2,179)
Income before taxes and minority interest	279,360	194,017
Income tax expense	(96,355)	(54,088)
Minority interest	(6,743)	(2,219)
Net income for the period	176,262	137,710
Basic net income per share (Note 3.p) to the Basic Financial Statements)	0.1399	0.1373
Diluted net income per share (Note 3.p) to the Basic Financial Statements)	0.0720	0.0636
The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (1)
For the six months periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	12.31.11 (Notes 1 and 3)	12.31.10 (Notes 1 and 3)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	145,552	53,422
Cash and cash equivalents as of the end of the period	217,704	109,873
Increase in cash and cash equivalents	72,152	56,451
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	176,262	137,710
Adjustments to reconcile net income (loss) to cash flows from operating activities
Depreciation of fixed assets	54,797	57,212
Impairment of fixed assets	-	285
Income on equity investments	(6,097)	(4,521)
Amortization of intangible assets	2,007	3,196
Amortization of negative goodwill, net	(1,002)	(176)
Loss on intangible assets sold	(536)	7,548
Net carrying value of fixed assets sold	1,136	42
Provision for tax on personal assets of shareholders	87	152
Charge of provision for contingencies, net	26	2,433
Allowance for doubtful accounts, net	(527)	1,011
Net loss from retained interest in securitized receivables	-	(5,042)
Provision for Directors’ fees	1,194	10,186
Minority interest	6,743	2,219
Income tax	96,355	54,088
Financial results	57,924	58,897
Other financial results	(16,004)	-
Transactions with derivative financial instruments	1,074	-
Long-term incentive program reserve	1,879	-
Gain for recognition of inventories at net realizable value	(7,273)	(10,910)
Net income from sales of real estate property	(3,297)	(19,332)
Changes in operating assets and liabilities:
Increase in accounts receivable	(51,764)	(123,423)
Decrease (Increase) in other receivables and prepaid expenses	4,755	(543)
Decrease in inventory	23,625	40,553
Increase in trade accounts payable	25,613	71,789
Increase in customer advances	13,814	30,429
Decrease in taxes payable	(72,808)	(68,377)
Decrease in salaries and social security payable	(8,217)	(2,346)
Decrease in provision for contingencies	(536)	(2,236)
Increase in intangible assets	(1,438)	(2,082)
Decrease in other liabilities	(12,190)	(13,231)
Net cash provided by operating activities	285,602	225,531

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Consolidated Statements of Cash Flows (Continued) (1)
For the six months periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010.
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina.

	12.31.11 (Notes 1 and 3)	12.31.10 (Notes 1 and 3)
CASH FLOWS FROM INVESTING ACTIVITIES
(Outflows) Inflows of cash by acquisition/sale of subsidiaries	(6,651)	67,477
Acquisition of fixed assets	(37,898)	(28,014)
Increase in current investments	19,565	(25,773)
Purchase of TGLT´s shares	(2,650)	(47,496)
Loans collected from third parties	-	41
Purchase option Arcos del Gourmet S.A´s shares	-	(1,185)
Loans granted to related parties	(4,634)	(72,138)
Collection of receivables from related parties	4,334	16,385
Acquisition of undeveloped parcels of land and other real estate	-	(90)
Net cash used in investing activities	(27,934)	(90,793)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of overdraft	(12,083)	(45,114)
Cash from minority shareholders’ capital contributions to subsidiaries	1,305	651
Payment of seller financing of shares	(12,524)	(4,346)
Proceeds from overdrafts	-	73,970
Payment of interests of Non-Convertible Notes	(27,393)	(35,638)
Proceeds from issuance of short-term debt	-	40,000
Proceeds from short-term and long-term debts	-	5,190
Payment of dividends	(117,054)	(113,000)
Payment of related parties interests	(2,821)	-
Payment of Non-Convertible Notes	(19,883)	-
Dividends paid to minority shareholders	(2,000)	-
Reimbursement of dividends	6,937	-
Net cash used in financing activities	(185,516)	(78,287)
INCREASE IN CASH AND CASH EQUIVALENTS	72,152	56,451
(1)	Includes cash and banks and investments with a short-term realization. See Note 2.2.1 to the Basic Financial Statements
The accompanying notes are an integral part of these Consolidated Financial Statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

 Consolidated Statements of Cash Flows (Continued)
For the six months periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	12.31.11	12.31.10
Supplemental cash flow information
Income tax	78,450	60,399
Non-cash activities:
Decrease in short and long-term debt through an increase in shareholders´equity	38	61,240
Decrease in account receivable, net	646	-
Decrease in other receivables and prepaid expenses, net	8,025	-
Decrease in equity investments	16,004	-
Decrease in trade accounts payable	(7,345)	-
Decrease in other liabilities	(17,330)	-
Decrease in other investments through an increase in inventory	-	64,150
Decrease in inventory through an increase in fixed assets	-	9,264
Increase in dividends payable through a decrease in minority interest	-	2,055
Increase in investments through an increase on other liabilities	-	16,004
Liquidation of interest in credit card receivables	-	18,786
Decrease in inventory through a decrease in customer advances	-	1,920
Increase in fixed assets through an increase in short and long term debt	-	53,896
Increase in investments through a decrease in other receivables and prepaid expenses	-	193
Decrease in Intangible assets through a decrease in trade accounts payable	1,153	-

	12.31.11	12.31.10
Acquisition/sale of equity investee in subsidiary company
Accounts receivable	(1,307)	278,805
Other receivables and prepaid expenses	(1,436)	29,108
Investments	-	143,646
Fixed assets	(11,885)	2,829
Intangibles assets	(9,434)	-
Short and long-term debt	-	(91,173)
Trade accounts payable	1,684	(204,255)
Customer advances	571	-
Salaries and social security payable	49	(11,221)
Taxes payable	418	(14,654)
Other liabilities	64	(62)
Total non-cash assets unconsolidated acquired	(21,276)	133,023
Cash and cash equivalents acquired	(691)	-
Total unconsolidated net assets acquired	(21,967)	133,023
Minority interest	(1,434)	-
Goodwill	(12,468)	-
Subsidiary companies sale/acquisition value	(35,869)	133,023
Impairment and sale of investment (Tarshop S.A.)	-	(15,326)
Remaining investment in Tarshop S.A.	-	(28,968)
Cash and cash equivalents acquired	691	-
Amount financed by the sellers	26,989	-
Cash in advance	1,538	(21,252)
(Outflows) Inflows of cash by acquisition/sale of subsidiaries	(6,651)	67,477

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	PREPARATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

The Consolidated Financial Statements have been prepared in thousands of Argentine pesos.

Alto Palermo S.A. (APSA), here in after the “Company” “APSA” has consolidated its Balance Sheets as of December 31, 2011 and June 30, 2011, the Statements of Income and Cash Flow for six-months periods ended December 31, 2011 and 2010 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

APSAMEDIA S.A. (the surviving company of Metroshop S.A. by change of corporate name) has been consolidated using the proportional consolidation method included in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission, up to December 31, 2010. As from January 1, 2011 the consolidation was made line for line as described in Note 8.k) to the Basic Financial Statements.

The Company Nuevo Puerto de Santa Fe S.A. has been consolidated under the proportional consolidation method in accordance with Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

Torodur S.A. has been considered an integrated entity. See Note 2.2 to the Basic Financial Statements.

As of December 31, 2010 the Statement of Income and the Statement of Cash Flows include results and cash flows, respectively, for the two-month period in which APSA still held control on Tarshop S.A. As from the sale, results generated from the remaining investment are disclosed under caption Net income on equity investees.

ALTO PALERMO S.A. (APSA)

NOTE 1:	(Continued)

The following table shows a summary of the effect that would have had Tarshop S.A.’s unconsolidated on the Statements of Income and Cash Flows as of December 31, 2010.

Caption	Issued Financial Statements as of 12.31.10 Ps.	Tarshop S.A. as of 12.31.10 Ps.	Financial Statements considering the sale of 12.31.10 Ps.
Revenues	477,116	(53,887)	423,229
Costs	(165,502)	18,032	(147,470)
Gross profit	311,614	(35,855)	275,759
Operating Income	244,067	(17,644)	226,423
Net income on equity investees	4,521	17,525	22,046
Net income for the period	137,710	-	137,710

Cash provided by operating activities	225,531	22,002	247,533
Cash (used in) provided by investing activities	(90,793)	101	(90,692)
Cash used in financing activities	(78,287)	(28,553)	(106,840)

COMPARATIVE INFORMATION

The comparative information at June 30, 2011 and December 31, 2010 included in these financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of		Financial statements for consolidation purposes
	12.31.11	12.31.10
Torodur S.A. (3)	100	-	12.31.11
Emprendimiento Recoleta S.A.	53.684	53.684	12.31.11
Tarshop S.A. (1)	20	20	12.31.11
Shopping Neuquén S.A.	98.14	98.14	12.31.11
Fibesa S.A.	99.99996	99.99996	12.31.11
Conil S.A.	100	100	12.31.11
Panamerican Mall S.A.	80	80	12.31.11
Arcos del Gourmet S.A.	88.185	80	12.31.11
Apsamedia S.A. (2)	100	50	12.31.11
Nuevo Puerto Santa Fe S.A. (4)	50	-	12.31.11

(1)	See Note 8.i. to the Basic Financial Statements.
(2)	See Note 8.k) to the Basic Financial Statements. See also Note 8.b).
(3)	On June 13, 2011 a direct interest in Torodur S.A was acquired. See Note 8.o) to the Basic Financial Statements.
(4)	33.33% direct and 16.66% indirect through its interest in Torodur S.A.. See Note 8.p) to the Basic Financial Statements.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the Basic Financial Statements details the most significant accounting policies and below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

a.	Revenue Recognition

Consumer financing operations

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among others. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period, irrespective of whether collection has o has not been made.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

Lease agent operations

Fibesa S.A., company in which APSA has shares of 99.99996%, acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission’s rights and from rental of advertising spaces. Revenues are recognized at the time that the transaction is successfully concluded.

b.	Investments

b.1	Notes

Investment in Notes issued by Cresud S.A.C.I.F. y A. has been valued based on the best possible estimate of the discounted amount to be collected using the respective internal rate of return estimated upon capitalization because they will be kept by the Company through maturity.

c.	Intangible Assets

c.1.         Concession

Intangible assets include Arcos del Gourmet S.A.’s concession right, which will be amortized over the life of the concession agreement (See Note 8.a) to the Basic Financial Statements), after the opening of the shopping center.

c.2.         Pre-operating expenses

These expenses are amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

The net carrying value of the intangible assets does not exceed its estimated recoverable value at the period/ year end.

d.	Minimum Presumed Income Tax (MPIT)

The Company has recognized the MPIT accrued over the period/ year and paid in previous years as a credit, as it estimates that in futures years, it may be computed towards paying income tax.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions of these Consolidated Financial Statements is as follows:

a)	Cash and banks:
	12.31.11	06.30.11

Cash in local currency	687	520
Cash in foreign currency	199	202
Bank accounts in local currency	9,253	10,814
Bank accounts in foreign currency	117,518	13,084
Total cash and banks	127,657	24,620

b)	Other investments, net:
	12.31.11	06.30.11
Current
Mutual funds in local currency (ii)	30,709	26,646
Mutual funds in foreign currency (i)	66,269	120,590
Non convertible Notes - Cresud S.A.C.I.F. y A. (Note 8.c) and Note 5)	8,070	2,569
Mortgages bonds issued by Banco Hipotecario S.A. (Note 5)	481	477
Interest receivable – Non convertible notes - Cresud S.A.C.I.F. y A. (Note 8.c) and Note 5)	57	46
Total	105,586	150,328
Non-current
Undeveloped parcels of land:
- Caballito plot of land	36,889	36,889
- Patio Olmos	32,949	32,949
- Air Space Coto	13,188	13,188
- Air Space Soleil Factory	6,676	6,676
- Other real estate	3,091	3,091
Non convertible Notes - Cresud S.A.C.I.F. y A. (Note 8.c) and Note 5)	2,690	7,706
Other investments	56	56
Subtotal	95,539	100,555
Equity investments in companies
Equity investee (Tarshop S.A.)	44,180	54,088
Cost method (TGLT S.A.)	58,945	56,295
Shares´ purchase advances	-	1,538
Subtotal	103,125	111,921
Total	198,664	212,476
Total other investments, net	304,250	362,804

(i)	Considered as cash equivalents for purposes of the Consolidated Statements of Cash Flows.
(ii)	As of December 31, 2011 and June 30, 2011 include Ps. 23,778 and Ps. 342, respectively, considered as cash equivalents for purposes of the Consolidated Statements of Cash Flows.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:                          (Continued)

c) Accounts receivable, net:
	12.31.11	06.30.11
Current
Checks to be deposited	109,160	86,990
Leases and services receivable	85,564	68,185
Debtors under legal proceedings	42,524	40,352
Pass-through expenses receivable	36,096	18,953
Consumer financing receivables	14,314	70,248
Notes receivable	12,537	5,987
Related parties (Note 5)	5,542	4,711
Receivables with collections agents	4,616	4,869
Credit cards receivable	523	497
Mortgages receivable Torres de Abasto	140	647
Receivable from sale of fixed assets	-	4,034
Allowance for doubtful accounts	(57,892)	(105,069)
Total	253,124	200,404

Non-current
Leases and services receivable	1,126	448
Mortgages receivable Torres de Abasto	55	114
Total	1,181	562
Total accounts receivable, net	254,305	200,966

d)	Other receivables and prepaid expenses, net:
	12.31.11	06.30.11
Current
Related parties (Note 5)	26,088	27,748
Prepaid expenses	25,157	25,111
Value Added Tax (VAT) – receivable	23,092	26,168
Prepaid services	3,329	7,046
Other tax credits – Gross revenue tax	1,654	1,750
Other tax credits	2,204	3,314
Guarantee deposits	254	159
Loans granted	47	229
Refunds receivable	-	4,278
Income tax credits, net	-	7
Others	1,486	497
Total	83,311	96,307

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:                          (Continued)

	12.31.11	06.30.11
Non-current
Value Added Tax (VAT) – receivable	42,485	47,579
Imputed interest of non-current receivables	(9,268)	(10,943)
Deferred income tax	18,592	12,231
Deferred tax allowance	(368)	(354)
Minimum Presumed Income Tax (MPIT)	3,679	4,778
Prepaid expenses	2,633	2,121
Mortgages receivable	2,208	2,208
Allowance for doubtful mortgage receivable	(2,208)	(2,208)
Guarantee deposits	460	35
Expenses to be accrued	1,759	1,699
Reimbursements receivable	511	863
Other tax credits	1,224	1,074
Others	612	598
Total	62,319	59,681
Total other receivables and prepaid expenses, net	145,630	155,988

e)	Inventory:
	12.31.11	06.30.11
Current
Torres Rosario under construction	11,332	4,206
Rosario plot of land	6,220	25,511
Others	3,330	2,816
Torres Rosario	1,429	3,037
Total	22,311	35,570

Non-current
Units to be received Beruti (Note 5)	23,608	23,309
Torres Rosario under construction	3,424	3,444
Torres Rosario	837	-
Total	27,869	26,753
Total inventory	50,180	62,323

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:                          (Continued)

f)	Fixed assets, net:
	12.31.11	06.30.11
Properties:
Shopping Centers:
Dot Baires	525,980	531,507
Abasto	148,386	152,266
Alto Palermo	104,325	114,674
Patio Bullrich	79,051	82,702
Soleil Factory	65,943	66,266
Mendoza Plaza	75,676	77,823
Alto Rosario	77,334	78,764
Alto Avellaneda	58,914	61,977
Paseo Alcorta	62,689	65,197
Córdoba Shopping - Villa Cabrera	63,353	65,538
Alto NOA	19,499	20,350
Buenos Aires Design	7,306	7,833
La Ribera Shopping	12,292	-
Other properties	19,527	17,783
Offices	230	239
Dot Baires Offices	97,048	98,116
Shopping Center Neuquén Project (Note 8.a))	7,209	6,861
Units to be received Beruti (Note 5)	9,264	9,264
Facilities	78	80
Suppliers advances	16,930	11,151
Furniture, fixture and equipment	12,084	13,754
Computer equipment	1,943	1,539
Software	909	1,172
Leasehold improvements	21	235
Vehicles	10	13
Work in progress:
Dot Baires	1,501	1,617
Buenos Aires Design	468	202
Alto Rosario	327	354
Patio Bullrich	1,249	394
Paseo Alcorta	3,418	1,604
Abasto	3,622	2,212
Alto Avellaneda	2,300	2,288
Alto NOA	137	52
Alto Palermo	899	671
Mendoza Plaza	887	803
Córdoba Shopping - Villa Cabrera	840	632
Soleil Factory	6,151	2,448
Arcos del Gourmet	181	-
Neuquén Project	7,744	4,467
Offices	2,702	1,382
Total fixed assets, net	1,498,427	1,504,230

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:                          (Continued)

g)	Intangible assets, net:
	12.31.11	06.30.11
Preoperating expenses	20,830	21,056
Arcos del Gourmet S.A.´s concession	29,388	20,873
Trademarks	256	297
Total intangible assets, net	50,474	42,226

h)	Negative goodwill, net:
	12.31.11	06.30.11
Arcos del Gourmet S.A.	6,259	-
Nuevo Puerto Santa Fe S.A.	6,209	-
Conil S.A.	506	506
Soleil Factory	(13,865)	(14,349)
Empalme S.A.I.C.F.A. y G.	(7,498)	(7,815)
Mendoza Plaza Shopping S.A.	(5,171)	(5,335)
Emprendimiento Recoleta S.A.	(149)	(186)
Total negative goodwill, net	(13,709)	(27,179)

i)	Trade accounts payable:
	12.31.11	06.30.11
Current
Suppliers	40,176	26,036
Accruals	58,368	46,471
Related parties (Note 5)	3,750	10,585
Others	358	738
Total	102,652	83,830

Non-current
Suppliers	24	47
Total	24	47
Total trade accounts payable	102,676	83,877

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:                          (Continued)

j)	Short-term and long-term debt:
	12.31.11	06.30.11
Current
- Banks
Overdrafts	43,258	54,837
Accrued bank interests	331	496
Subtotal	43,589	55,333
- Financial
Non-Convertible Notes (Note 5)	19,883	39,766
Accrued interest on Non-Convertible Notes (Note 5)	5,085	5,176
Seller financing - Arcos del Gourmet S.A.	12,919	8,900
Accrued interest on Convertible Notes (Note 5)	6,176	5,864
Deferred debt costs	(462)	(483)
Seller financing of Soleil Factory goodwill	1,361	4,714
Related parties (Note 5)	2,504	2,345
Seller financing - Nuevo Puerto Santa Fe S.A	12,093	-
Subtotal	59,559	66,282
Total	103,148	121,615

Non-current
- Financial
Non-Convertible Notes	473,440	452,100
Convertible Notes (Note 5)	136,636	130,515
Seller financing of Soleil Factory goodwill	35,639	35,125
Seller financing - Arcos del Gourmet S.A	1,608	-
Deferred debt costs	(2,009)	(2,237)
Seller financing - Nuevo Puerto Santa Fe S.A	1,653	-
Total	646,967	615,503
Total short-term and long-term debt	750,115	737,118

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:                          (Continued)

k)	Salaries and social security payable:
	12.31.11	06.30.11
Provision for vacation, bonuses and others	9,217	20,077
Social security payable	4,130	3,300
Salaries payable	1,356	-
Others	1,190	684
Total salaries and social security payable	15,893	24,061

l)	Taxes payable:
	12.31.11	06.30.11
Current
Provision for Income tax, net	68,745	66,163
Other taxes payable	908	589
Tax payment facilities plan for income tax	19,248	-
Value Added Tax (VAT) – payable	15,992	15,391
Income tax withholdings	7,671	4,955
Other tax withholdings	5,084	3,444
Gross revenue tax withholdings	4,165	3,626
Tax amnesty plan for income tax payable	1,923	1,759
Tax amnesty plan for municipality taxes payable	1,321	1,321
Provision for gross revenue tax	912	469
Tax amnesty plan for gross revenue tax payable	363	358
MPIT, net	294	300
Interest payable on tax debt	-	3,678
Total	126,626	102,053

Non-current
Tax amnesty plan for income tax payable	16,431	17,386
Deferred income tax	6,641	7,310
Other taxes payable	3,309	2,206
Total	26,381	26,902
Total taxes payable	153,007	128,955

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:                          (Continued)

m)	Customer advances:
	12.31.11	06.30.11
Current
Admission rights	69,193	60,580
Lease advances	40,496	33,925
Advance for sale of Rosario plot of land	10,562	18,595
Customer advances	11,760	16,299
Guarantee deposits	980	1,612
Related parties (Note 5)	280	-
Total	133,271	131,011

Non-current
Admission rights	77,196	66,885
Lease advances	28,106	27,359
Guarantee deposits	1,844	777
Total	107,146	95,021
Total customer advances	240,417	226,032

n)	Dividends payable:
	12.31.11	06.30.11
Dividends payable	3,128	-
Total dividends payable	3,128	-

o)	Other liabilities:
	12.31.11	06.30.11
Current
Related parties (Note 5)	11,039	28,290
Other liabilities	-	16,004
Accrual for Directors’ fees net of advances (Note 5)	1,194	10,104
Transactions with derivative financial instruments	875	-
Withholdings and guarantee deposits	693	515
Below market leases	413	435
Contributed leasehold improvements	266	332
Others	934	537
Total	15,414	56,217

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:                          (Continued)

	12.31.11	06.30.11
Non-current
Contributed leasehold improvements	9,037	9,170
Other liabilities	226	2,285
Directors’ guarantee deposits (Note 5)	12	12
Total	9,275	11,467
Total other liabilities	24,689	67,684

p)	Provisions:
	12.31.11	06.30.11
Current
Provision for contingencies	351	267
Total	351	267

Non-current
Provision for contingencies	12,235	12,829
Total	12,235	12,829
Total Provisions	12,586	13,096

q)	Financial results, net:
	12.31.11	12.31.10
Generated by assets:
Interest income from past-due receivables	3,420	2,917
Effect on the present value accounting	1,585	2,079
Other interest	932	660
Results from financial investments (Note 5)	763	2,340
Subtotal interest	6,700	7,996
Foreign currency exchange gain	8,266	7,407
Other holding results (Note 5)	20,089	(21,877)
Financial gain generated by assets	35,055	(6,474)

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:                          (Continued)

	12.31.11	12.31.10
Generated by liabilities:
Financial expenses (Note 5)	(31,828)	(35,769)
Interest on taxes payable	(1,709)	(2,002)
Other interest	(105)	(128)
Subtotal interest	(33,642)	(37,899)
Foreign currency exchange loss	(31,724)	(8,195)
Loss from derivative financial instruments	(1,074)	-
Loss from update of advances for leases	(1,963)	-
Subtotal other holding results	(3,037)	-
Financial loss generated by liabilities	(68,403)	(46,094)
Total financial results, net	(33,348)	(52,568)

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

	12.31.11
Company	Investment- Current	Investment- Non-current	Accounts receivable, net - Current	Other receivables and prepaid expenses, net – Current	Inventory Fixed assets, net	Trade accounts payable – Current	Short-term debt	Long- term debt	Customer advances – Current	Other liabilities– Current	Other liabilities– Non-current

Banco Hipotecario S.A. (2)	481	-	276	-	-	(1)	-	-	(8)	-	-
Cactus S.A. (1)	-	-	29	-	-	(3)	-	-	-	-	-
Consultores Assets Management S.A. (4)	-	-	54	-	-	(5)	-	-	-	-	-
Consorcio Libertador (4)	-	-	1	-	-	(3)	-	-	-	-	-
Consorcio Torre Boston (4)	-	-	1	-	-	-	-	-	-	-	-
Cresud S.A.C.I.F. y A. (5)	8,127	2,690	-	17,394	-	-	-	-	-	(10,939)	-
Cyrsa S.A. (6)	-	-	232	-	-	(312)	-	-	-	-	-
Directors	-	-	1	-	-	-	-	(4)	-	(1,194)	(12)
E-Commerce Latina S.A. (7)	-	-	20	-	-	-	-	-	-	-	-
Estudio Zang, Bergel y Viñes (8)	-	-	-	-	-	(320)	-	-	-	-	-
Fundación IRSA (4)	-	-	14	-	-	-	-	-	-	-	-
Futuros y Opciones.Com S.A. (1)	-	-	68	-	-	(6)	-	-	-	-	-
Hoteles Argentinos S.A. (7)	-	-	-	-	-	(4)	-	-	-	-	-
Inversiones Financieras del Sur S.A. (11)	-	-	-	-	-	-	-	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (9)	-	-	2,269	14	-	(2,929)	(12,859)	(136,601)	-	(93)	-
Llao Llao Resorts S.A. (7)	-	-	-	-	-	(1)	-	-	-	-	-
Museo de los Niños (4)	-	-	1,658	-	-	(28)	-	-	-	-	-
Nuevas Fronteras S.A. (7)	-	-	-	-	-	(81)	-	-	-	-	-
Nuevo Puerto Santa Fe S.A. (13)	-	-	77	-	-	(54)	-	-	-	(7)	-
Personnel	-	-	-	2,936	-	-	-	-	-	-	-
Solares de Santa Maria S.A. (7)	-	-	-	-	-	(2)	-	-	-	-	-
Tyrus S.A. (7)	-	-	-	54	-	-	-	-	-	-	-
Tarshop S.A. (10)	-	-	842	5,690	-	(1)	-	-	(272)	-	-
TGLT S.A. (3)	-	-	-	-	32,872	-	(2,504)	-	-	-	-
Total	8,608	2,690	5,542	26,088	32,872	(3,750)	(15,363)	(136,605)	(280)	(12,233)	(12)

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:                          (Continued)

	06.30.11
Company	Investment- Current	Investment- Non-current	Accounts receivable, net - Current	Other receivables and prepaid expenses, net – Current	Inventory / Fixed Assets, net	Trade accounts payable – Current	Short-term debt	Long- term debt	Other liabilities– Current	Other liabilities – Non-current
Banco Hipotecario S.A. (2)	477	-	225	-	-	-	-	-	-	-
Cactus S.A. (1)	-	-	25	-	-	(3)	-	-	-	-
Consorcio Libertador (4)	-	-	1	-	-	(3)	-	-	-	-
Consorcio Torre Boston (4)	-	-	1	-	-	-	-	-	-	-
Consultores Assets Management S.A. (4)	-	-	11	-	-	(5)	-	-	-	-
Cresud S.A.C.I.F. y A. (5)	2,615	7,706	6	11,455	-	(61)	-	-	(10,872)	-
Cyrsa S.A. (6)	-	-	172	-	-	(1,097)	-	-	-	-
Directors	-	-	2	-	-	-	(2)	(41)	(10,104)	(12)
E-Commerce Latina S.A. (7)	-	-	20	-	-	-	-	-	-	-
Estudio Zang, Bergel y Viñes (8)	-	-	-	-	-	(783)	-	-	-	-
Fundación IRSA (4)	-	-	5	-	-	-	-	-	-	-
Futuros y Opciones.Com S.A. (1)	-	-	13	-	-	(6)	-	-	-	-
Hoteles Argentinos S.A. (7)	-	-	-	-	-	(1)	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (9)	-	-	1,856	12	-	(2,865)	(19,228)	(130,444)	(88)	-
Llao Llao Resorts S.A. (7)	-	-	73	-	-	(74)	-	-	-	-
Museo de los Niños (4)	-	-	1,752	-	-	(6)	-	-	-	-
Nuevas Fronteras S.A. (7)	-	-	-	-	-	(146)	-	-	-	-
Personnel	-	-	-	2,515	-	-	-	-	-	-
Solares de Santa María S.A. (7)	-	-	2	-	-	(2)	-	-	-	-
Tarshop S.A. (10)	-	-	547	13,715	-	(5,533)	-	-	(17,330)	-
Tyrus S.A. (7)	-	-	-	51	-	-	-	-	-	-
TGLT S.A. (3)	-	-	-	-	32,573	-	(2,345)	-	-	-
Total	3,092	7,706	4,711	27,748	32,573	(10,585)	(21,575)	(130,485)	(38,394)	(12)

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:                          (Continued)

	12.31.11
Company	Leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Shareholders	-	-	-	-	(87)
Cresud S.A.C.I.F. y A. (5)	-	-	-	-	-	(22,011)
Directors	-	(18,319)	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (9)	-	(3,025)	-	(7,455)	-	1,228
Personnel	-	-	194	-	-	-
Estudio Zang, Bergel y Viñes (8)	-	(1,428)	-	-	-	-
Fundación IRSA (4)	-	-	-	-	(357)	-
Tarshop S.A. (10)	1,066	-	16,004	-	-	-
Inversiones Financieras del Sur S.A. (11)	-	-	71	-	-	-
TGLT S.A. (3)	-	-	-	(47)	-	-
Total	1,066	(22,772)	16,269	(7,502)	(444)	(20,783)

	12.31.10
Company	Leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Shareholders	-	-	-	-	(146)	-
Cresud S.A.C.I.F. y A. (5)	-	-	-	(780)	-	(19,329)
Directors	-	(15,433)	-	(3)	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (9)	-	(2,616)	722	(11,218)	-	641
Parque Arauco S.A. (12)	-	-	-	(315)	-	-
Personnel	-	-	138	-	-	-
Estudio Zang, Bergel y Viñes (8)	-	(1,226)	-	-	-	-
Fundación IRSA (4)	-	-	-	-	213	-
Tarshop S.A. (10)	599	-	80	-	-	-
Total	599	(19,275)	940	(12,316)	67	(18,688)

1.     Subsidiary of Cresud S.A.C.I.F. y A..
2.     Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
3.     Equity investee of APSA.
4.     Related to  IRSA Inversiones y Representaciones Sociedad Anónima.
5.     Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.
6.     Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
7.     Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
8.     Related to the Board of Directors
9.     Sharerholder.
10.   Subsidiary, later equity investee. See Note 8.i) to the Basic Financial Statements.
11.   Shareholder of Cresud S.A.C.I.F. y A..
12.   Shareholder up to October 15, 2010
13.   Joint venture.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	SEGMENT INFORMATION

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 12.31.11	Total as of 12.31.10
Revenues	439,177	3,228	24,127	466,532	-	466,532	477,116
Costs	(78,405)	(2,424)	(21,010)	(101,839)	-	(101,839)	(165,502)
Total gross profit as of 12.31.11	360,772	804	3,117	364,693	-	364,693	-
Total gross profit as of 12.31.10	247,562	40,519	22,938	311,019	595	-	311,614
Expenses:
Selling expenses	(22,879)	1,923	(1,143)	(22,099)	-	(22,099)	(42,260)
Administrative expenses	(43,374)	(280)	(67)	(43,721)	-	(43,721)	(41,239)
Gain from recognition of inventories at net realizable value	-	-	7,273	7,273	-	7,273	10,910
Net income from retained interest in securitized receivables	-	-	-	-	-	-	5,042
Operating income 12.31.11	294,519	2,447	9,180	306,146	-	306,146	-
Operating income 12.31.10	193,631	18,146	31,695	243,472	595	-	244,067
Net income on equity investees	-	6,097	-	6,097	-	6,097	4,521
Amortization of goodwill, net	1,070	-	-	1,070	-	1,070	176
Financial results, net	(35,815)	2,437	30	(33,348)	-	(33,348)	(52,568)
Other income (expenses), net	(1,232)	627	-	(605)	-	(605)	(2,179)
Income before taxes and minority interest 12.31.11	258,542	11,608	9,210	279,360	-	279,360	-
Income (loss) before taxes and minority interest 12.31.10	162,605	(322)	31,734	194,017	-	-	194,017
Income tax expense	(93,211)	80	(3,224)	(96,355)	-	(96,355)	(54,088)
Minority interest	(6,743)	-	-	(6,743)	-	(6,743)	(2,219)
Net income for the period 12.31.11	158,588	11,688	5,986	176,262	-	176,262	-
Net income for the period 12.31.10	115,080	1,186	21,444	137,710	-	-	137,710

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 12.31.11	Total as of 06.30.11
Depreciation and amortization 12.31.11 – 6 months	56,692	4	-	56,696	-	56,696	-
Depreciation and amortization 06.30.11 – 12 months	113,195	2,276	-	115,471	-	-	115,471
Acquisition of fixed assets and intangible assets 12.31.11 – 6 months	64,448	-	-	64,448	-	64,448	-
Acquisition of fixed assets and intangible assets 06.30.11 – 12 months	99,612	3,003	-	102,615	-	-	102,615
Operating assets as of 12.31.11	1,858,783	18,506	47,045	1,924,334	119,296	2,043,630	-
Operating assets as of 06.30.11	1,708,232	26,198	60,268	1,794,698	120,932	-	1,915,630
Non operating assets as of 12.31.11	1,128,415	44,282	-	1,172,697	(799,113)	373,584	-
Non operating assets as of 06.30.11	1,100,411	22,510	-	1,122,921	(712,573)	-	410,348
Total assets as of 12.31.11	2,987,198	62,788	47,045	3,097,031	(679,817)	2,417,214	-
Total assets as of 06.30.11	2,808,643	48,708	60,268	2,917,619	(591,641)	-	2,325,978

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:                          (Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are: Leases and services, Consumer Financing and Others.

A general description of each segment follows:

•	Leases and services: This segment includes the results of the Company's shopping centers and results of the offices rental.

•	Consumer financing: This segment includes the results derived from granting consumer credits, credit cards and securitization of credits made by Tarshop S.A. and Apsamedia S.A. (see Note 1).

•	Others: This segment includes the results of the Company’s construction and/or barter transactions and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7:    RESTRICTED ASSETS AND GUARANTEES GRANTED

As mentioned in Note 8.e), to secure the fulfillment of the concession agreement with ADIF, Arcos del Gourment S.A. committed itself to hire a surety bond for Ps. 4,460, to make a deposit in cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. These surety bonds were hired during October, 2011.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:    SIGNIFICANT EVENTS

a)	Neuquén Project

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, appartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality of Neuquén (the Municipality) and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Such agreement put an end to the case “Shopping Neuquén S.A. vs. Municipality of Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén.  Lawyers’ fees shall be borne by Shopping Neuquén S.A., which although they have been established are not yet final.

On July 5, 2010, Shopping Neuquén S.A. began the committed works for the first stage, which should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of Shopping Neuquén S.A.´s plots acquired to the Municipality. As of the issuance date of these financial statements, an updated Schedule of Works was filed, which was not observed by the Municipality.

On April 15, 2011 Shopping Neuquén S.A. entered into an agreement with Gensar S.A., pursuant to which Gensar S.A. acquires the right to purchase one of the plots of land of a mixed use commercial undertaking next to which Shopping Neuquén S.A. is building a shopping center. In that plot of land of 14,792.68 sqm, Gensar S.A. has agreed to build and operate a hypermarket, operated initially under the Coto brand. To such end Gensar S.A. was given possession of the above mentioned plot of land. On September 16, 2011, the public deed for the property of the mentioned lot was granted in favor of Gensar S.A., whose record is pending before the corresponding Real Estate Registry.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:                          (Continued)

b)	Transactions of Apsamedia S.A. (formerly Metroshop S.A., which changed its legal name)

On January 13, 2011, and as an action subsequent to the purchase of the remaining 50% of Metroshop S.A.’s shares by the Company, Metroshop S.A. made two offers to Tarshop S.A., later accepted by Tarshop S.A., to grant the following assets:

i)
Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV- previous return of them)

ii)	The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.

iii)	All credit card customers or accounts and consumer loans.

iv)	Lease agreements on certain branches and their personal property.

v)	Labor agreements for payroll personnel.

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to APSAMEDIA S.A: and the amendment of its corporate purpose to capitalize on market opportunities. APSAMEDIA S.A. will continue providing its services, which have been broadened in scope to the following areas:

-	Consumer credit marketing and financing
-	Issuance and marketing of credit cards.
-	Performance of any type of agency and representation.
-	Management of administrative, advertising and commercial activities.

Such amendments were registered with the Public Registry of Commerce on August 29, 2011 under number 17,795.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:                          (Continued)

On October 7, 2011, APSAMEDIA S.A., as trustor, together with Comafi Fiduciario Financiero S.A., acting as Trustee of the “Fideicomiso Financiero Privado Yatasto”, as Original Holder, created a private financial trust called "Consumo Centro", which was assigned by APSAMEDIA S.A. under trust the legal ownership of certain receivables that were not in good standing, including personal loans, credit card receivables and refinanced receivables generated by APSAMEDIA S.A. in the ordinary course of business, and which shall issue pass-throughs in favor of the Original Holder.

The receivables assigned under trust amount to about Ps. 39,1 million, which were all allowed for. As from such assignment, APSAMEDIA S.A. will assume no liability whatsoever for the creditworthiness or repayment capacity of any of the debtors, or for the success or failure to collect such receivables, or for compliance by debtors of obligations assumed in relation to such receivables.

The price of the Assignment in Trust amounts to Ps. 1.9 million. Such price less the sums of money received as payment by APSAMEDIA S.A. between August 26, 2011, cutoff date, and October 7, 2011, which amount to Ps. 0.15 million, were transferred to a pesos-denominated checking account held by APSA at Banco Comafi for a total amount of Ps. 1.8 million.

c)	Acquisition of Cresud S.A.C.I.F. y A.’s Notes

On March 10, 2011, Emprendimiento Recoleta S.A. acquired Cresud S.A.C.I.F. y A.’s Notes for USD 2.5 million falling due on March 10, 2013. Principal is amortized in four quarterly installments payable as from June 11, 2012 and accruing interest at a fixed rate of 7.5 % p.a., payable in eight quarterly installments as from June 8, 2011.

d)	Purchase of shares of Nuevo Puerto Santa Fe S.A.

On June 15, 2011, Torodur S.A. acquired 16.66% of Nuevo Puerto Santa Fe S.A. shares for USD 1.5 million (See Note 8.p) to the Basic Financial Statements).

Additionally, Torodur S.A. will pay to the sellers, proportionally to the shares purchased, 16.66% periodic of the working capital calculated on the purchase agreement, which will stem from the special closing financial statements of Nuevo Puerto Santa Fe S.A. The latter will prepare them as a supplement to the price.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:                          (Continued)

e)	Arcos del Gourmet

i)	Restructuring of the concession agreement of Arcos del Gourmet S.A.

On September 6, 2011, Arcos del Gourmet S.A. subscribed a restructuring agreement of the concession with ADIF (transferred to the rail wealth under ONABE’s jurisdiction), by means of which it was decided to expand the concession term until December 31, 2030, automatically extendable for 3 years and 4 months as from that date, provided the fulfillment of all the commitments assumed. This new contract allows for another extension for 3 additional years in case the Company declares so. Likewise, a maximum term of 24 months was set (as from the date of subscription of the agreement) to perform the works and opening of the Shopping Center. This agreement set a new monthly fee of Ps. 200 (plus VAT) until December 31, 2025, and Ps. 250 (plus VAT) as from January 1st, 2026. Notwithstanding this, subsequently and until the concession term is ended, fees will be determined every 2 years.

Additionally, to secure the fulfillment of the agreement, the Company committed itself to hire a surety bond for Ps. 4,460, to make a deposit in cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. Likewise, the Company took other obligations related to works to be performed.

This agreement would replace the one subscribed in ONABE.

ii)	Capital increase

A Shareholders Meeting of Arcos del Gourmet S.A. was held on October 5, 2011, which meeting finally approved the company's financial statements for the fiscal year ended June 30, 2011. Such Meeting was adjourned and on November 4, 2011 approved a capital increase of up to Ps. 11,000 with a subscription price of Ps. 0.002594, which includes Ps. 0.001 par value per share and Ps. 0.001594 as share premium per share; the Shareholder Meeting also approved payment of subscription price by the capitalization of existing irrevocable contributions, the debt-for-equity swap involving some loan agreements granted by APSA plus accrued interest, with the balance being paid-in in cash.

As of the issuance date of these financial statements, the registration of these increases before the Public Registry of Commerce is pending.

ALTO PALERMO S.A. (APSA)

Notes to the Consolidated Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:   SUBSEQUENT EVENTS

On January 9, 2012 Emprendimiendo Recoleta S.A.´s Ordinary and Extraordinary Shareholders’ meeting was held. The following was approved:

- Approval of the financial statements as of and for the fiscal year ended on June 30, 2011;

- Transfer to legal reserve of 5% of the result for the fiscal year ended on June 30, 2011, that is Ps. 498;

- To pay a cash dividend of Ps. 5,000 and to allocate the balance to the account “Reserve for new developments”.

ALTO PALERMO S.A. (APSA)

Free translation of the
 Financial Statements
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010

ALTO PALERMO S.A. (APSA)

 Balance Sheets as of December 31 and June 30, 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
	12.31.11 (Notes 1 and 2)	06.30.11 (Notes 1 and 2)		12.31.11 (Notes 1 and 2)	06.30.11 (Notes 1 and 2)
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 3.a)	79,327	8,842	Trade accounts payable (Note 3.f and Exhibit I)	80,876	63,562
Other investments, net (Exhibits D and I)	66,538	121,119	Short-term debt (Note 3.g and Exhibit I)	99,124	118,555
Accounts receivable, net (Note 3.b and Exhibit I)	213,792	158,927	Salaries and social security payable (Note 3.h and Exhibit I)	12,340	17,241
Other receivables and prepaid expenses, net (Note 3.c and Exhibit I)	51,733	62,871	Taxes payable (Note 3.i and Exhibit I)	112,182	92,554
Inventory (Note 3.d)	22,184	35,375	Customer advances (Note 3.j and Exhibit I)	116,350	114,137
Total Current Assets	433,574	387,134	Dividends payable (Note 3.k and Exhibit I)	3,128	-
			Other liabilities (Note 3.l and Exhibit I)	17,403	40,590
			Total Current Liabilities	441,403	446,639

NON-CURRENT ASSETS			NON-CURRENT LIABILITIES
Accounts receivable, net (Note 3.b and Exhibit I)	692	553	Trade accounts payable (Note 3.f and Exhibit I)	24	47
Other receivables and prepaid expenses, net (Note 3.c and Exhibit I)	13,054	5,596	Long-term debt (Note 3.g and Exhibit I)	646,416	615,503
Inventory (Note 3.d)	27,869	26,753	Taxes payable (Note 3.i and Exhibit I)	17,904	17,362
Equity investments, net (Exhibit C)	867,894	791,796	Customer advances (Note 3.j and Exhibit I)	91,537	80,899
Other investments, net (Exhibit D)	91,201	91,201	Other liabilities (Note 3.l and Exhibit I)	55,120	43,696
Fixed assets, net (Exhibit A)	825,453	844,727	Total debts	811,001	757,507
Intangible assets, net (Exhibit B)	256	297	Provisions (Note 3.m and Exhibits E and I)	9,167	9,459
Subtotal Non-Current Assets	1,826,419	1,760,923	Total Non-Current Liabilities	820,168	766,966
Negative goodwill, net (Note 3.e)	(26,535)	(27,499)	Total Liabilities	1,261,571	1,213,605
Total Non-Current Assets	1,799,884	1,733,424	SHAREHOLDERS’ EQUITY (per related statement)	971,887	906,953
Total Assets	2,233,458	2,120,558	Total Liabilities and Shareholders’ Equity	2,233,458	2,120,558
The accompanying notes and exhibits are an integral part of these financial statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

 Statements of Income
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	12.31.11 (Notes 1 and 2)	12.31.10 (Notes 1 and 2)
Revenues:
Leases and services	358,591	275,136
Others	24,128	83,012
Total Revenues	382,719	358,148
Costs
Leases and services (Exhibit H)	(54,732)	(57,001)
Others (Exhibit F)	(21,010)	(60,074)
Total Costs	(75,742)	(117,075)
Gross profit:
Leases and services	303,859	218,135
Others	3,118	22,938
Total gross profit	306,977	241,073
Selling expenses (Exhibit H)	(17,126)	(14,539)
Administrative expenses (Exhibit H)	(39,024)	(31,631)
Gain from recognition of inventories at net realizable value	7,273	10,910
Subtotal	(48,877)	(35,260)
Operating income	258,100	205,813
Net income on equity investees (Note 6)	53,401	19,595
Amortization of negative goodwill, net	1,032	481
Financial gain (loss) generated by assets:
Interests	3,830	4,709
Foreign currency exchange gain	6,624	7,340
Other holding results	2,058	(7,282)
Subtotal	12,512	4,767
Financial gain (loss) generated by liabilities:
Interest	(36,489)	(38,543)
Foreign currency exchange loss	(31,556)	(8,015)
Other holding results	(1,074)	-
Subtotal	(69,119)	(46,558)
Total financial results, net (Note 3.n)	(56,607)	(41,791)
Other income (expenses), net (Note 3.o)	(2,353)	(399)
Income before taxes	253,573	183,699
Income tax expense (Note 12)	(77,311)	(45,989)
Net income for the period	176,262	137,710
Basic net income per share (Note 3.p)	0.1399	0.1373
Diluted net income per share (Note 3.p)	0.0720	0.0636
The accompanying notes and exhibits are an integral part of these financial statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

 Statements of Changes in Shareholders’ Equity
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	Shareholders’ contributions					Reserved earnings
Items	Common Stock (Note 4)	Inflation adjustment of common Stock	Additional paid-in capital	Total	Long-term Incentive Program Reserve (Note 14.b)	Appraisal revaluation (Note 2.4.)	Voluntary reserve for general purposes	Legal Reserve (Note 13)	Reserve for new developments	Retained earnings	Shareholders´ equity
Balances as of 06.30.10	78,206	84,621	522,805	685,632	-	3,953	-	20,090	183	119,102	828,960
Distribution to legal reserve – Shareholders meeting as of 10.29.10	-	-	-	-	-	-	-	5,955	-	(5,955)	-
Distribution to voluntary reserve for general purposes - Shareholders meeting as of 10.29.10	-	-	-	-	-	-	147	-	-	(147)	-
Dividends distribution - Shareholders meeting as of 10.29.10	-	-	-	-	-	-	-	-	-	(113,000)	(113,000)
Conversion of Notes	47,755	-	13,485	61,240	-	-	-	-	-	-	61,240
Net income for the six-month period beginning on July 1, 2010 and ended December 31, 2010.	-	-	-	-	-	-	-	-	-	137,710	137,710
Balances as of 12.31.10	125,961	84,621	536,290	746,872	-	3,953	147	26,045	183	137,710	914,910
Advanced dividends distribution Board of Directors minute as of 03.30.11	-	-	-	-	-	-	-	-	-	(130,825)	(130,825)
Net income for the six-month period beginning on January 1, 2011 and ended June 30, 2011.	-	-	-	-	-	-	-	-	-	122,868	122,868
Balances as of 06.30.11	125,961	84,621	536,290	746,872	-	3,953	147	26,045	183	129,753	906,953
Distribution to legal reserve – Shareholders meeting as of 10.31.11	-	-	-	-	-	-	-	13,029	-	(13,029)	-
Long-term Incentive Program Reserve (Note 14.b)	-	-	-	-	1,879	-	-	-	-	-	1,879
Reimbursement of expired cash dividends (Note 16)	-	-	-	-	-	-	-	-	-	3,809	3,809
Reversal of Reserves	-	-	-	-	-	-	(147)	-	(183)	330	-
Dividends distribution – Shareholders meeting as of 10.31.11	-	-	-	-	-	-	-	-	-	(117,054)	(117,054)
Conversion of Notes	28	-	10	38	-	-	-	-	-	-	38
Net income for the six-month period beginning July 1, 2011 and ended December 31, 2011	-	-	-	-	-	-	-	-	-	176,262	176,262
Balances as of 12.31.11	125,989	84,621	536,300	746,910	1,879	3,953	-	39,074	-	180,071	971,887
The accompanying notes and exhibits are an integral part of these financial statements.

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

 Statements of Cash Flows (1)
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	12.31.11 (Notes 1 and 2)	12.31.10 (Notes 1 and 2)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	129,433	39,685
Cash and cash equivalents as of the end of the period	145,596	100,481
Net increase in cash and cash equivalents	16,163	60,796
CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income for the period	176,262	137,710
Adjustments to reconcile net income to cash flows from operating activities
Income tax	77,311	45,989
Financial results	63,679	40,292
Depreciation of fixed assets	40,757	43,169
Long term incentive program reserve	1,879	-
Amortization of intangible assets	41	912
Decreases of intangible assets	-	7,548
Charge of provision for contingencies	(59)	774
Amortization of negative goodwill, net	(1,032)	(481)
Net book value of fixed assets sold	729	6
Provision for Directors’ fees	971	9,898
Transaction with derivate financial instruments	1,074	-
Provision for tax on personal assets of shareholders	87	146
Income on equity investees	(53,401)	(19,595)
Allowance for doubtful accounts	1,534	2,316
Gain from recognition of inventories at net realizable value	(7,273)	(10,910)
Net income from sale of real estate property	(3,298)	(19,332)
Changes in certain assets and liabilities, net of non- cash transactions and the effect of acquisitions:
Increase in accounts receivable, net	(56,269)	(24,911)
Increase in other receivables and prepaid expenses, net	(12,091)	(13,628)
Decrease in inventory	22,646	41,400
Increase in trade accounts payable	17,231	3,511
Increase in customer advances	12,851	34,614
Decrease in salaries and social security payable	(4,901)	(4,443)
Decrease in taxes payable	(56,989)	(47,888)
Decrease in other liabilities	(11,054)	(9,671)
Decrease in provisions	(233)	(332)
Net cash provided by operating activities	210,452	217,094
   The accompanying notes and exhibits are an integral part of these financial statements

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

 Statements of Cash Flows (Continued) (1)
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	12.31.11 (Notes 1 and 2)	12.31.10 (Notes 1 and 2)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in current investments	259	416
Acquisition of undeveloped parcels of land and other real estate	-	(90)
Acquisition of fixed assets	(22,212)	(13,263)
Payment for purchase of shares	(10,588)	(47,496)
Advances for purchase of Arcos del Gourmet S.A.´s shares	-	(1,185)
Irrevocable contributions in related parties	(11,022)	(4,149)
Long-term Incentive Program in related parties	(393)	-
Loans granted to related parties	(4,490)	(74,764)
Collection of receivables from related parties	5,117	16,876
Proceeds from sale of affiliated companies’ shares	-	83,556
Collection of dividens	8,000	-
Net cash used in investing activities	(35,329)	(40,099)
CASH FLOWS FROM FINANCING ACTIVITIES
Payment of Non-Convertible Notes	(19,883)	(19,883)
Payment of interests of Non-Convertible Notes	(27,394)	(36,496)
Payment of loans for purchase of companies	(10,765)	(4,612)
Payment of loans granted by related parties	(388)	-
Proceeds from related parties loans	21,433	3,537
Payment of interests in related parties	(2,819)	-
(Payment of) proceeds from overdrafts	(9,027)	54,255
Reimbursement of dividends	6,937	-
Payment of dividens	(117,054)	(113,000)
Net cash used in financing activities	(158,960)	(116,199)
NET INCREASE IN CASH AND CASH EQUIVALENTS	16,163	60,796

(1)	Includes cash and banks and investments (with a realization term not exceeding three months). See note 2.2.1.
The accompanying notes and exhibits are an integral part of these financial statements

ALTO PALERMO S.A. (APSA)

 Statements of Cash Flows (Continued) (1)
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

	12.31.11	12.31.10
Supplemental cash flow information
- Income tax	68,377	55,177
Non-cash activities:
- Increase in equity investments through an increase in short and long-term debt.	8,645	-
- Increase in equity investments through an increase in other liabilities	12,258	-
- Increase in fixed assets through an increase in short and long-term debt	-	53,896
- Conversion of non-convertible notes	38	61,240
- Decrease in taxes payable through a decrease in equity investments	239	-
- Decrease in others liabilities through a decrease in equity investments	11,307	-
- Decrease in others receivables and prepaid expenses, net through an increase in equity investments	1,765	-
- Decrease in short and long-term debt through a decrease in equity investments	478	-
- Decrease in short and long-term debt through an increase in trade accounts payable	60	-
- Decrease in equity investment through a decrease in other liabilities	-	21,252
- Decrease in inventory through a decrease in customer advances	-	1,920
- Dividends distribution from subsidiaries, not yet collected	-	11,781
- Increase in inventory through a decrease in other non-current investments	-	64,150
- Increase in fixed assets through a decrease in inventory	-	9,264
- Increase in equity investments through an increase in other liabilities	-	961
- Increase in equity investments through a decrease in other receivables and prepaid expenses, net	13,715	-

Alejandro G. Elsztain Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010
 (In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:      PREPARATION OF THE FINANCIAL STATEMENTS

These financial statements are stated in thousands of pesos and have been prepared in accordance with accounting disclosure and valuation standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

1.         Comparative Information

The comparative information at June 30, 2011 and December 31, 2010 included in these financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

2.         Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1st, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1st, 2003. This criteria is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:  (Continued)

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

3.         Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. The Management makes estimations to calculate at a certain moment, for example, the allowance for doubtful accounts, depreciation and amortization, the current value of the assets and liabilities acquired in business combinations, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

NOTE 2: MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these financial statements:

1.	Cash and banks

Cash on hand was computed at nominal value.

2.	Investments

2.1.	Current investments

Mutual funds have been valued at quotation value at period/year - end.

Mortgage bonds have been valued at quotation value at period/year – end.

For the purposes of disclosing the Statement of Cash Flows, the Company considers all liquid investments originally maturing in or before three months as cash equivalents. In addition, the composition of Mutual Funds has been analyzed in order to determine its liquidity.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

See the breakdown of current investments in Exhibit D.

2.2.	Non-current investments

Equity investments in controlled companies have been accounted for under the equity method based on the financial statements issued by such companies. Furthermore, it includes the higher price paid for the purchase of the shares and the goodwill originated in the various acquisitions of companies. See the breakdown of non- current investments in Exhibit C.

Due to the sale of 80% of Tarshop S.A.’s shares described in Note 8.i., as of the closing date of these  financial statements, the Company carried a 20% interest that is valued by the equity method due to the existence of significant influence by the group of companies on Tarshop S.A.’s decision and the intention to keep it as a long-term investment.

The accounting standards used by the controlled and affiliated companies to prepare its financial statements are the same that the Company uses.

The values thus obtained do not exceed their respective recoverable values estimated at period/ year - end.

The acquisitions that grant control or significant influence of companies are booked under the “acquisition method” as established by Technical Resolution No. 18 and No. 21. This involves the identification and determination of current values of assets and liabilities acquired, which requires complex judgments and significant estimates.

The investment in TGLT S.A. was valued at acquisition cost and it is disclosed in Exhibit C.

Uruguay-based Torodur S.A. has been classified as integrated entity into the Company’s operations in relation to its investments.

Torodur´s assets and liabilities were converted into Argentine pesos at the exchange rate in force at period / year-end. The statement of income accounts have been converted into Argentine pesos at the exchange rates in force at the time of each transaction. The investment is disclosed in Exhibit C.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

Regarding the acquisition of Nuevo Puerto Santa Fe S.A.’s shares and the new acquisition of Arcos del Gourmet S.A.’ shares, the Company is currently analyzing the fair value of the identifiable assets and liabilities purchased, in accordance with Technical Resolution No. 21, section 1.3.1.

2.3.	Undeveloped parcels of land

Those reserves to be used in the development of commercial centers, sale and/or improvements and air spaces are valued at acquisition cost, restated in accordance with Note 1.2., or at the estimated market value, the lesser one.

The above mentioned reserves are transferred to inventories when its marketing is decided or to fixed assets when they are assigned to construction.

The values thus obtained do not exceed their respective recoverable values estimated at period / year - end.

See the breakdown of investments in undeveloped parcels of land in Exhibit D.

3.	Inventory

Inventories in general have been valued at original cost. The values thus obtained do not exceed their respective recoverable values estimated at period / year - end.

Inventories on which price-fixing prepayments were received and the contractual conditions of the transaction ensure the effective conclusion of the sale and the income, are valued at net realizable value.

The Company has the right to receive units to be constructed with respect to the barters subscribed with Condominios del Alto S.A. (Note 8.d)) and with TGLT S.A. (Note 8.e)). This right has been valued in accordance with the accounting measurement criteria of inventories to receive (the price established in the respective title deeds).

4.	Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 1.2., less accumulated depreciation and the corresponding allowances for impairment, when applicable.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

Fixed assets include Ps. 3,953 resulting from the appraisal revaluation carried out by professional independent experts. The difference arising from the technical value and the restated residual value has been included in the account “Appraisal revaluation” disclosed in the shareholders’ equity. The appraisal revaluation reserve will be reversed with a balancing entry in net result for the year once the plot of land is available or its value decreases. Although the valuation criteria is not allowed by current accounting standards, by applying transition standards, as assets were appraised before current accounting standards became effective, not reversing the revaluation originally recognized is allowed.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criteria of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Exhibit A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at period / year - end.

The Company holds the right to receive units (commercial parking slots) to be built in relation to the barter with TGLT S.A. (Note 8.e)). It was valued according the accounting criteria of units to be received (the price established in the respective title deeds).

In accordance with Note 8.b) on July 1, 2010, the Company acquired Soleil Factory goodwill. The Company determined that the transaction represents the acquisition of a business and consequently, the Company booked the transaction under the acquisition method.

In that respect, APSA identified the assets and liabilities acquired, including tangible and intangible assets such as: fixed assets, rental agreements acquired which did not meet arms’ length principle, saved costs, rentals earned by acquiring an already operating shopping center and air space.

This identification process and the corresponding assessment of current values call for complex judgments and significant estimations.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

APSA uses the information derived from valuations made by independent expert appraisers as a primary basis in allocating the price paid to the land, real property and air space.

As established by Technical Resolution No. 21, should the value of tangible and intangible assets and liabilities identified exceed the purchase price paid, the acquired intangibles are not recognized for they would increase the negative goodwill resulting from such acquisitions at the time of purchase. Consequently, APSA has not recorded the identified intangible assets and has only recorded the fixed assets, the air space within land reserves and a negative goodwill, which is amortized over 14 years.

5.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 1.2., net of accumulated amortization. See the breakdown of intangible assets in Exhibit B.

5.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

5.2.	Non-compete agreement

These expenses were amortized on a straight-line basis over a twenty eight-month period starting upon December 1st, 2009.

Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, the Company has signed a non-compete agreement with such entity, where upon that intangible asset has been retired. (See Note 8.i).

6.	Goodwill

6.1.	Goodwill

Goodwill represents the excess of acquisition cost above the market value of net assets from subsidiaries at the equity percentage acquired. Goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 12 years.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

Net value of goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C). Amortization has been classified in Net income on equity investees in the Statements of Income.

The values thus obtained do not exceed their respective recoverable values estimated at period / year - end.

6.2         Negative Goodwill, net

Negative goodwill represents the excess of market value of net assets from subsidiaries at the equity percentage acquired above the acquisition cost. Negative goodwill has been restated as mentioned in Note 1.2. and is amortized over a term of up to 19 years.

Net value of negative goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Exhibit C), except for negative goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A., which are disclosed in the negative goodwill account (Note 3.e)), due to the merge of the Company with Shopping Alto Palermo S.A., company which had been merged with such companies as from January 1st, 2009.

This account also includes negative goodwill arising from the acquisition of goodwill of Soleil Factory, described in Note 8 b), and it is amortized over a term of 14 years as from July 1st, 2010.

Amortization of negative goodwill disclosed in equity investments is shown in Net income on equity investees in the Statements of Income, while the amortization of negative goodwill corresponding to Empalme S.A.I.C.F.A. y G., Mendoza Plaza Shopping S.A. and Soleil Factory is shown in Amortization of goodwill in the Statements of Income.

7.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

8.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at each period / year –end.

The detail of the assets and liabilities in foreign currency is disclosed in the Exhibit G.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

9.	Accounts receivable and trade accounts payable

Accounts receivable and trade accounts payable have been valued at nominal value. Values thus obtained do not significantly defer from those that may have been obtained if valued at values representative of the cash price estimated at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

10.	Financial receivables and payables

Financial receivables and payables have been valued at their nominal value plus accrued interest at period / year–end. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at the moment of their initial recognition. Arm’s length transactions not containing interests are disclosed at current value at each fiscal period / year–end.

11.	Other receivables and liabilities

Sundry receivables, payables and dividends payable were valued at their nominal value plus financial charges accrued at each period / year-end, when applicable. Values thus obtained do not significantly defer from those that may have been obtained if they had been valued based on the best estimate possible of the amount receivable and payable, respectively, discounted using a rate that reflects the time value of money and the specific risks of the transaction estimated when added to assets and liabilities, respectively.

Customer advances have been valued at the amounts collected.

12.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

13.	Allowances and Provisions

-
For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio.  The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

-

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

-
For contingencies: set up to cover contingencies that could give rise to obligations to the Company.  The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance hedge taken out by the Company has also been considered.

At the date of issuance of these financial statements, Management’s opinion is that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

Increases and decreases in allowances for the period are detailed in Exhibit E.

14.	Derivative financial instruments

The Company uses some complementary financial instruments with the purpose of reducing its financing costs. It is not the Company’s business to negotiate or use these financial instruments with speculating intentions.

Refer to Note 7 for a detail of the Company’s activities with derivative financial instruments.

Liabilities originated in these transactions pertain to future foreign currency contracts and they have been measured at their estimated cost of settlement. (See Note 7).

Differences generated during the period as a consequence of applying the above mentioned measurement criteria have been recorded under financial results generated by liabilities.

15.	Income tax

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. (See Note 12).

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these financial statements.

As stated by National Securities Commission’s rules, deferred income tax has been presented at its nominal value.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

16.	Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at  period / year-end. This tax complements income tax. The Company’s tax obligation in each year will equal the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

17.	Shareholders´ equity

Changes in shareholders’ equity accounts have been restated as mentioned in Note 1.2.

The “Common Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “Inflation adjustment of common stock” in the Statements of Changes in Shareholders’ Equity.

The appraisal revaluation reserve account corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.4.

Long-term Incentive Program Reserve is associated with Incentives Plan which is mentioned in Note 14.b.

The reimbursement of expired dividends has been booked against Retained Earnings (Note 16).

18.	Revenue recognition

18.1.	Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

18.2.	Revenues and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

1.	The sale has been consummated.
2.	Sufficient evidence exists to demonstrate the buyer’s payment ability and intention.
3.	The Company’s receivable is not subject to future subordination.
4.	The Company has transferred the property to the buyer.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:  (Continued)

19.	Net income for the period

Charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets) were valued at the amount recorded for those assets.

Other results for the period are presented at their nominal value.

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:
	12.31.11	06.30.11
Cash in local currency	327	240
Cash in foreign currency (Exhibit G)	48	67
Bank accounts in local currency	4,311	2,804
Bank accounts in foreign currency (Exhibit G)	74,641	5,731
Total cash and banks	79,327	8,842

b)	Accounts receivable, net:
	12.31.11	06.30.11
Current
Checks to be deposited	94,953	72,366
Leases and services receivable (Exhibit G)	65,063	54,807
Debtors under legal proceedings	36,689	35,271
Pass-through expenses receivable	25,489	15,176
Related parties (Note 5) (Exhibit G)	19,670	13,717
Notes receivable (Exhibit G)	10,271	4,971
Mortgages receivable Torres de Abasto	140	647
Credit cards receivable	438	362
Allowance for doubtful accounts (Exhibit E)	(38,921)	(38,390)
Total	213,792	158,927

Non-current
Leases and services receivable (Exhibit G)	637	439
Mortgages receivable Torres de Abasto	55	114
Total	692	553
Total accounts receivable, net	214,484	159,480

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:                          (Continued)

c)	Other receivables and prepaid expenses, net:
	12.31.11	06.30.11
Current
Related parties (Note 5) (Exhibit G)	22,327	31,286
Prepaid expenses (Exhibit G)	22,069	22,258
Prepaid services	3,280	4,842
Other tax credits	1,784	2,584
Other tax credits – Gross revenue tax	1,292	1,750
Guarantee deposits	245	150
Others	736	1
Total	51,733	62,871

Non-current
Deferred tax assets (Note 12)	8,585	1,079
Mortgages receivable	2,208	2,208
Other tax credits	1,143	957
Prepaid expenses	1,568	1,861
Others	1,758	1,699
Allowance for doubtful mortgage receivable (Exhibit E)	(2,208)	(2,208)
Total	13,054	5,596
Total other receivables and prepaid expenses, net	64,787	68,467

d)	Inventory:
	12.31.11	06.30.11
Current
Torres Rosario under construction (Note 8.d))	11,332	4,206
Rosario plot of land (Note 8.l))	6,220	25,511
Others	3,203	2,621
Torres Rosario (Note 8.d))	1,429	3,037
Total	22,184	35,375

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:      (Continued)

	12.31.11	06.30.11
Non-current
Units to be received Beruti (Notes 5 y 8.e))	23,608	23,309
Torres Rosario under construction (Note 8.d))	3,424	3,444
Torres Rosario (Note 8.d))	837	-
Total	27,869	26,753
Total inventory	50,053	62,128

e)	Negative goodwill, net:
	12.31.11	06.30.11
Soleil Factory (Note 8.b))	(13,866)	(14,349)
Empalme S.A.I.C.F.A. y G.	(7,498)	(7,815)
Mendoza Plaza Shopping S.A.	(5,171)	(5,335)
Total negative goodwill, net	(26,535)	(27,499)

f)	Trade accounts payable:
	12.31.11	06.30.11
Current
Suppliers (Exhibit G)	31,186	21,955
Accruals (Exhibit G)	45,703	35,481
Related parties (Note 5) (Exhibit G)	3,729	5,868
Others	258	258
Total	80,876	63,562

Non-current
Suppliers	24	47
Total	24	47
Total trade accounts payable	80,900	63,609

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

g)	Short-term and long-term debt:
	12.31.11	06.30.11
Current
- Banks
Overdrafts	43,254	51,815
Accrued bank interest	331	458
Subtotal	43,585	52,273
- Financial
Non-Convertible Notes (Notes 5 and 9.b))	19,883	39,766
Seller financing - Arcos del Gourmet S.A. (Note 8.a)) (Exhibit G)	12,919	8,900
Seller financing - Nuevo Puerto Santa Fe S.A. (Note 8.p) (Exhibit G)	8,073	-
Accrued interest on Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	6,176	5,864
Accrued interest on Non-Convertible Notes (Notes 5 and 9.b)) (Exhibit G)	5,085	5,176
Related parties (Note 5) (Exhibit G)	2,504	2,345
Seller financing – Soleil Factory goodwill (Note 8.b)) (Exhibit G)	1,361	4,714
Deferred debt costs	(462)	(483)
Subtotal	55,539	66,282
Total	99,124	118,555

Non-current
- Financial
Non-Convertible Notes (Note 9.b)) (Exhibit G)	473,440	452,100
Convertible Notes (Notes 5 and 9.a)) (Exhibit G)	136,636	130,515
Seller financing – Soleil Factory goodwill (Note 8.b)) (Exhibit G)	35,639	35,125
Deferred debt costs	(2,009)	(2,237)
Seller financing - Arcos del Gourmet S.A. (Note 8.a)) (Exhibit G)	1,608	-
Seller financing - Nuevo Puerto Santa Fe S.A. (Note 8.p) (Exhibit G)	1,102	-
Total	646,416	615,503
Total short-term and long-term debt	745,540	734,058

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3: (Continued)

h)	Salaries and social security payable:
	12.31.11	06.30.11
Provision for annual complementary salary, vacation and bonuses	7,190	14,039
Social security payable	3,167	2,625
Salaries payable	1,022	-
Others	961	577
Total salaries and social security payable	12,340	17,241

i)	Taxes payable:
	12.31.11	06.30.11
Current
Provision for Income tax, net	58,778	60,225
Tax payment facilities plan for income tax	18,251	-
Value Added Tax (VAT) – payable	14,970	14,082
Income tax withholdings	7,320	4,810
Other tax withholdings	4,969	3,444
Gross revenue tax withholdings	3,767	3,222
Tax amnesty plan for income tax payable	1,855	1,695
Other taxes payable	1,087	464
Tax amnesty plan for municipality taxes payable	537	537
Provision for gross revenue tax	285	39
Tax amnesty plan for gross revenue tax payable	363	358
Interest payable on tax debt	-	3,678
Total	112,182	92,554

Non-current
Tax amnesty plan for income tax payable	15,832	16,752
Other taxes payable	2,072	610
Total	17,904	17,362
Total taxes payable	130,086	109,916

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:  (Continued)

j)	Customer advances:
	12.31.11	06.30.11
Current
Admission rights	61,590	52,114
Lease advances (Note 8.m))	32,522	26,658
Advance for sale of Rosario plots of land (Note 8.l)) (Exhibit G)	10,562	18,595
Customer advances (Exhibit G)	10,795	15,528
Guarantee deposits (Exhibit G)	704	1,242
Related parties (Note 5)	177	-
Total	116,350	114,137

Non-current
Admission rights	71,779	59,547
Lease advances (Note 8.m))	18,867	20,993
Guarantee deposits (Exhibit G)	891	359
Total	91,537	80,899
Total customer advances	207,887	195,036

k)	Dividends payable:
	12.31.11	06.30.11
Dividends payable (Note 16)	3,128	-
Total dividends payable	3,128	-

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:  (Continued)

l)	Other liabilities:
	12.31.11	06.30.11
Current
Related parties (Note 5)	13,465	13,066
Provision for Directors’ fees net of advances (Note 5)	971	9,810
Transactions with derivative financial instruments (Note 7)	875	-
Withholdings and guarantee deposits	642	477
Contributed leasehold improvements (Note 8.n))	266	332
Below market leases	413	435
Others	771	466
Other liabilities	-	16,004
Total	17,403	40,590

Non-current
Related parties (Note 5)	45,845	32,229
Contributed leasehold improvements (Note 8.n))	9,037	9,170
Other liabilities	226	2,285
Directors’ guarantee deposits (Note 5)	12	12
Total	55,120	43,696
Total other liabilities	72,523	84,286

m)	Provisions:
	12.31.11	06.30.11
Provision for contingencies (Exhibit E)	9,167	9,459
Total Provisions	9,167	9,459

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:                          (Continued)

n)	Financial results, net:
	12.31.11	12.31.10
Generated by assets:
Interest income from past-due receivables	2,755	2,276
Results from financial investments (Note 5)	402	1,853
Other interest	673	580
Subtotal interest	3,830	4,709
Foreign currency exchange gain	6,624	7,340
Other holding results	2,058	(7,282)
Subtotal	12,512	4,767

Generated by liabilities:
Financial expenses (Note 5)	(34,842)	(36,667)
Interest on taxes payable	(1,573)	(1,851)
Other interest	(74)	(25)
Subtotal interest	(36,489)	(38,543)
Foreign currency exchange loss (Note 5)	(31,556)	(8,015)
Loss from derivative financial instruments (Note 7)	(1,074)	-
Other holding results	(1,074)	-
Subtotal	(69,119)	(46,558)
Total financial results, net	(56,607)	(41,791)

o)	Other income (expenses), net
	12.31.11	12.31.10
Donations (Note 5)	(2,298)	(253)
Taxes on shareholders personal assets (Note 5)	(87)	(146)
Recovery of provisions	79	-
Others	(47)	-
Total Other income (expenses), net	(2,353)	(399)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:  (Continued)

p)	Earnings (loss) per share:

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares (in thousands). The latter has been determined assuming the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Convertible Notes into ordinary shares at the beginning of the year/period.

	12.31.11 (in thousands)	12.31.10 (in thousands)
Weighted-average outstanding shares	1,259,761	1,002,669
Weighted-average diluted ordinary shares	2,564,912	2,250,978

Below is a reconciliation between net income for the periods and the net income used as basis for calculation of the basic and diluted earnings per share.

	12.31.11	12.31.10
Net income for calculation of basic earnings per share	176,262	137,710
Interest – Convertible Notes	6,764	6,653
Foreign currency exchange loss on Convertible Notes	6,281	1,831
Income tax:	(4,566)	(2,969)
Net income for calculation of diluted earnings per share	184,741	143,225
Basic net earnings per share	0.1399	0.1373
Diluted net earnings per share	0.0720	0.0636

On October 31, 2011, the Shareholders’ meeting approved some modifications to the common stock.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:   COMMON STOCK

As of December 31, 2011, the capital stock consisted of 1,259,886,188 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

		Approved by
	Par Value	Body	Title deed´s date	Date of record with the Public Registry of Commerce
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206	(*)	-	-
Shares issued for cash	47,755	(**)	10.07.10	03.02.11
Shares issued for cash	28	(***)	09.21.11	-
	125,989

(*)	Capital subscribed in connection with the conversion of convertible notes made until August, 2006.
(**)	Capital subscribed in connection with the conversion of convertible notes made on October 7, 2010.
(***)	Capital subscribed in connection with the conversion of convertible notes made on September 21, 2011.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

On October 31, 2011, the Shareholders’ meeting approved the modification to the face value of the shares from Ps. 0.10 to Ps. 1 each. The registration of this amendment under the Public Register of Commerce is still pending due to new requirements of information by the control authority.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:                      BALANCES AND TRANSACTIONS WITH RELATED PARTIES

    The following is a summary of the balances and transactions with related parties:

	12.31.11
Company	Current Investments	Accounts receivable, net Current	Other receivables and prepaid expenses, net Current	Inventory / Fixed Assets	Trade accounts payable Current	Short-term debt	Long-term debt	Customer advances Current	Other liabilities Current	Other liabilities Non-current
Apsamedia S.A. (12)	-	61	2,200	-	(54)	-	-	-	-	(38,536)
Arcos del Gourmet S.A. (2)	-	3,221	15	-	-	-	-	-	-	-
Banco Hipotecario S.A. (3)	1	261	-	-	-	-	-	(4)	-	-
Cactus S.A. (1)	-	29	-	-	(3)	-	-	-	-	-
Conil S.A. (2)	-	34	-	-	-	-	-	-	-	-
Canteras Natal Crespo S.A. (8)	-	1	-	-	-	-	-	-	-	-
Consorcio Libertador (5)	-	1	-	-	(3)	-	-	-	-	-
Consultores Assets Management S.A. (5)	-	54	-	-	(5)	-	-	-	-	-
Cresud S.A.C.I.F. y A. (7)	-	-	17,388	-	-	-	-	-	(10,939)	-
Cyrsa S.A. (8)	-	232	-	-	(312)	-	-	-	-	-
Directors	-	1	-	-	-	-	(4)	-	(971)	(12)
Emprendimiento Recoleta S.A. (2)	-	1,724	63	-	(136)	-	-	-	(794)	-
Estudio Zang, Bergel y Viñes (9)	-	-	-	-	(273)	-	-	-	-	-
Fibesa S.A. (2)	-	5,001	-	-	(9)	-	-	-	(94)	(7,309)
Fundación IRSA (5)	-	13	-	-	-	-	-	-	-	-
Futuros y Opciones S.A. (1)	-	68	-	-	(6)	-	-	-	-	-
Hoteles Argentinos S.A. (6)	-	-	-	-	(4)	-	-	-	-	-
Inversiones Financieras del Sur S.A. (14)	-	-	-	-	-	-	-	-	-	-
IRSA International LLC (6)	-	-	54	-	-	-	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (10)	-	2,262	14	-	(2,652)	(12,859)	(136,601)	-	(2)	-
Llao llao Resorts S.A. (6)	-	-	-	-	(1)	-	-	-	-	-
Museo de los Niños (5)	-	1,658	-	-	(28)	-	-	-	-	-
Nuevas Fronteras S.A. (6)	-	-	-	-	(81)	-	-	-	-	-
Nuevo Puerto Santa Fe S.A. (15)	-	155	-	-	(60)	-	-	-	(14)	-
Panamerican Mall S.A. (2)	-	4,054	51	-	(99)	-	-	-	(1,612)	-
Personnel	-	-	2,259	-	-	-	-	-	-	-
Shopping Neuquén S.A. (2)	-	-	283	-	-	-	-	-	(10)	-
Solares de Santa María S.A. (6)	-	-	-	-	(2)	-	-	-	-	-
Tarshop S.A. (11)	-	840	-	-	(1)	-	-	(173)	-	-
TGLT S.A. (4)	-	-	-	32,872	-	(2,504)	-	-	-	-
Total	1	19,670	22,327	32,872	(3,729)	(15,363)	(136,605)	(177)	(14,436)	(45,857)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:     (Continued)

	06.30.11
Company	Current Investments	Accounts receivable, net Current	Other receivables and prepaid expenses, net Current	Inventory / Fixed Assets, net	Trade accounts payable Current	Short-term debt	Long-term debt	Customer advances Current	Other liabilities Current	Other liabilities Non-current
Apsamedia S.A. (12)	-	31	2,200	-	-	-	-	-	-	(22,177)
Arcos del Gourmet S.A. (2)	-	2,169	1,083	-	-	-	-	-	-	-
Banco Hipotecario S.A. (3)	1	222	-	-	-	-	-	-	-	-
Cactus S.A. (1)	-	25	-	-	(3)	-	-	-	-	-
Conil S.A. (2)	-	29	-	-	-	-	-	-	-	-
Consorcio Libertador (5)	-	1	-	-	(3)	-		-	-	-
Consultores Assets Management S.A. (5)	-	11	-	-	(5)	-	-	-	-	-
Cresud S.A.C.I.F. y A. (7)	-	-	11,450	-	-	-	-	-	(10,872)	-
Cyrsa S.A. (8)	-	172	-	-	(1,097)	-	-	-	-	-
Directors	-	2	-	-	-	(2)	(41)	-	(9,810)	(12)
Emprendimiento Recoleta S.A. (2)	-	1,155	-	-	(841)	-	-	-	(277)	-
Estudio Zang, Bergel y Viñes (9)	-	-	-	-	(720)	-	-	-	-	-
Fibesa S.A. (2)	-	2,438	786	-	(14)	-	-	-	(318)	(10,052)
Fundación IRSA (5)	-	5	-	-	-	-	-	-	-	-
Futuros y Opciones S.A. (1)	-	13	-	-	(6)	-	-	-	-	-
Hoteles Argentinos S.A. (6)	-	-	-	-	(1)	-	-	-	-	-
IRSA International LLC (6)	-	-	51	-	-	-	-	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (10)	-	1,844	10	-	(2,726)	(19,228)	(130,444)	-	(2)	-
Llao llao Resorts S.A. (6)	-	73	-	-	(74)	-	-	-	-	-
Museo de los Niños (5)	-	1,752	-	-	(6)	-	-	-	-	-
Nuevas Fronteras S.A. (6)	-	-	-	-	(146)	-	-	-	-	-
Panamerican Mall S.A. (2)	-	3,560	-	-	(224)	-	-	-	(1,571)	-
Personnel	-	-	1,991	-	-	-	-	-	-	-
Shopping Neuquén S.A. (2)	-	-	-	-	-	-	-	-	(26)	-
Solares de Santa María S.A. (6)	-	2	-	-	(2)		-	-	-	-
Tarshop S.A. (11)	-	213	13,715	-	-	-	-	-	-	-
TGLT S.A. (4)	-	-	-	32,573	-	(2,345)	-	-	-	-
Total	1	13,717	31,286	32,573	(5,868)	(21,575)	(130,485)	-	(22,876)	(32,241)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

	12.31.11
Company	Income from leases	Other revenues	Cost from leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Shareholders	-	-	-	-	-	-	(87)	-
Apsamedia S.A. (12)	-	-	-	-	-	(2,427)	-	-
Arcos del Gourmet S.A. (2)	-	795	-	-	78	-	-	-
Cresud S.A.C.I.F. y A. (7)	-	-	-	-	-	-	-	(21,861)
Directors	-	-	-	(18,121)	-	-	-	-
Emprendimiento Recoleta S.A. (2)	-	360	-	-	-	(29)	1	-
Estudio Zang, Bergel y Viñes (9)	-	-	-	(1,235)	-	-	-	-
Fibesa S.A. (2)	-	81	(1,506)	-	-	(803)	-	-
Fundación IRSA (5)	-	-	-	-	-	-	(357)	-
Inversiones Financieras del Sur S.A. (14)	-	-	-	-	71	-	-	-
IRSA Inversiones y Representaciones Sociedad Anónima (10)	-	-	-	(2,616)	-	(7,455)	-	1,228
Nuevo Puerto Santa Fe S.A. (15)	-	76	-	-	-	-	-	-
Panamerican Mall S.A. (2)	-	3,776	-	-	-	-	2	-
Personnel	-	-	-	-	116	-	-	-
Shopping Neuquén S.A. (2)	-	-	-	-	3	-	-	-
Tarshop S.A. (11)	1,066	-	-	-	-	-	-	-
TGLT S.A. (4)	-	-	-	-	-	(48)	-	-
Total	1,066	5,088	(1,506)	(21,972)	268	(10,762)	(441)	(20,633)

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

	12.31.10
Company	Income from leases	Other revenues	Costs from leases and services	Administrative expenses	Financial gain generated by assets	Financial loss generated by liabilities	Other income (expenses), net	Shared services – Salaries and bonuses
Shareholders	-	-	-	-	-	-	(146)
Arcos del Gourmet S.A. (2)	-	528	-	-	42	-	-	-
Cresud S.A.C.I.F. y A. (7)	-	-	-	-	-	(780)	-	(19,109)
Directors	-	-	-	(15,241)	-	(3)	-	-
Emprendimiento Recoleta S.A. (2)	-	2,059	-	-	-	(837)	1	-
Estudio Zang, Bergel y Viñes (9)	-	-	-	(1,005)	-	-	-	-
Fibesa S.A. (2)	-	81	(737)	-	-	(734)	-	-
Fundación IRSA (5)	-	-	-	-	-	-	(213)	-
IRSA Inversiones y Representaciones Sociedad Anónima (10)	-	-	(2,237)	-	722	(11,218)	-	641
Panamerican Mall S.A. (2)	-	3,144	-	-	-	-	2	-
Parque Arauco S.A. (13)	-	-	-	-	-	(315)	-	-
Personnel	-	-	-	-	115	-	-	-
Shopping Neuquén S.A. (2)	-	-	-	-	29	-	-	-
Tarshop S.A. (11)	807	-	-	-	675	-	-	-
Total	807	5,812	(2,974)	(16,246)	1,583	(13,887)	(356)	(18,468)
1.     Subsidiary of Cresud S.A.C.I.F. y A..
2.     Subsidiary
3.     Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
4.     Equity investee of APSA.
5.     Related to  IRSA Inversiones y Representaciones Sociedad Anónima.
6.     Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima.
7.     Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima.
8.     Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima.
9.     Related to the Board of Directors
10.   Sharerholder.
11.   Equity investee Company/Subsidiary. See Note 8.i).
12.   Subsidiary since January 1st, 2011 See Note 8.k). See Note 8.k).
13.   Shareholders of the Company up to October 7, 2010.
14.   Shareholder of Cresud S.A.C.I.F. y A..
15.   Joint venture.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	NET INCOME ON EQUITY INVESTEES

The breakdown of the net income on equity investees is the following:

	12.31.11	12.31.10
Income on equity investees	55,169	21,684
Amortization of goodwill and higher values	(1,768)	(2,089)
Total	53,401	19,595

NOTE 7:	TRANSACTIONS WITH DERIVATIVE FINANCIAL INSTRUMENTS

As of December 31, 2011, transactions with financial instruments include the following:

Forwards	Amount (USD)	Due date	Acumulated (loss) gain
Settle transactions
Purchase Banco Santander Rio S.A.	6,000	11/30/2011	79
Purchase Standard Bank Argentina S.A.	5,000	12/30/2011	(278)
Subtotal	11,000	-	(199)

Unsettle transactions
Purchase Standard Bank Argentina S.A.	5,000	01/31/2012	(502)
Purchase Standard Bank Argentina S.A.	6,000	03/30/2012	(373)
Subtotal	11,000	-	(875)
Total	22,000		(1,074)

The result originated in transactions with derivative financial instruments during the period is included in Financial results generated by liabilities for an amount of Ps. 1,074.

As of December 31, 2011, the balance of derivative financial instruments transactions amounts to Ps. 875, disclosed under “Other liabilities”.

NOTE 8: ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

a)	Acquisition of Arcos del Gourmet S.A.´s shares

On November 27, 2009, APSA acquired shares of common stock, representing 80% of the capital stock establishing the price for the shares in: (i) for a 40% of the shares acquired at USD 4.3 million and (ii) for the remaining 40% at a fixed price of USD 0.84 million plus a determinable price equivalent to 20% of the investment required to develop the project until investing USD 6.9 million.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

In addition, on September 7, 2011, APSA acquired shares which represent 8.185% of capital stock and votes for USD 1.75 million. Furthermore, they agreed to modified the variable price of the shares acquired on 2009. It was fixed on 10% applicable to all future increases of Arcos del Gourmet S.A.´s common stock.

The remaining unpaid balance as of the date of these financial statements is made up of 10% of every increase of the capital, to be made in Arcos del Gourmet S.A. disclosed at its discounted value in “Short-term and long-term debt”.

b)	Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. (APSA) signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the parts of the goodwill established by a commercial center where “Soleil Factory” currently develops activities.

On July 1st, 2010, APSA and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center, becoming operational on such date. Guidelines provide that INCSA does not transfer APSA its receivables or its payables from the part of the goodwill transferred originated before executing the final agreement. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises were excluded from the transaction.

On April 12, 1011, the National Antitrust Commission notified us of its authorization of this transaction.

On August 3, 2011, INCSA granted to APSA the conveyance deed of the property.

The total price for this transaction is USD 20.7 million, of which USD 7.1 million were paid at the time of the subscription of  the purchase agreement USD 1 million at the time of recording the public deed. The balance of USD 12.6 million accrues an annual interest rate of 5% plus VAT. The interest will be repaid in 7 annual and consecutive installments maturing the first installment on July 1st, 2011. The capital will be settled with the last interest installment or with the grant of the deed, whichever happens last.

Furthermore, a first-grade privilege mortgage was granted on the property to secure payment of the balance (USD 12.6 million) plus interest.

The above is disclosed at present value in Short and Long-term debt.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

Furthermore, Alto Palermo S.A. (APSA) has signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008. Such disbursement was recorded suppliers advances (Exhibit A). This transaction was subject to certain conditions precedent, among which Alto Palermo S.A. (APSA) should acquire from INCSA the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1 st, 2010, APSA shall start the works. i)12 months after complying with such conditions, or ii) on May 2, 2011, whichever earlier. However, before starting with the works, INCSA should have: i) granted the title deeds to APSA's future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA's future units. As of the issuance date of these financial statements any of the two conditions has been fulfilled.

c)	Acquisition of the building known as ex escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, Alto Palermo S.A. (APSA) acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 238 month, with a current monthly fee of Ps. 15.1 while the next increase is scheduled for the 281 month.

On September 25, 2007 the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract.

Afterwards, the government of the province of Cordoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martin Theater.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

Alto Palermo S.A. (APSA) has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

The Company has recorded this transaction as non-current investments. (Exhibit D).

d)         Barter transaction agreements

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, plot 2 G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company of the following future real estate: (i) 15 Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) 15 parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

On March 17, 2010, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the Company and the ownership title to 15 parking spaces.

The parties have determined the value of each undertaking in the amount of USD 1.1 million.

On December 28, 2011, the Company and Condominios del Alto S.A. signed a deed by means of which Condominios del Alto S.A. transferred the units committed in favor of the Company, thus settling the consideration to be fulfilled by Condominios del Alto S.A.

Such transaction is disclosed in inventory – Torres Rosario (See Note 3.d).

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

The Company also granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for USD 2.3 million, a value that the parties have determined for each of their considerations.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company of the following future real estate: (i) 42 Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

On April 14, 2011, the Company and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to the Company and the ownership title to 45 parking spaces and 5 storage spaces.

Such transactions are disclosed in inventory – Torres Rosario under construction (Note 3.d)).

e)         Beruti plot of land – Barter transaction

On October 13, 2010, TGLT S.A. and APSA subscribed an agreement of purchase by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at USD 18.8 million. TGLT S.A. plans to construct a department building with both residential and commercial parking spaces. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking, and the amount of USD 10.7 million payable upon granting the title deed. Such amount has been paid up as of the date of these financial statements.

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

To secure performance of obligations assumed by TGLT S.A. under the deed of sale, a mortgage was granted in favor of APSA.

The above is disclosed in the accounts inventory (Note 3.d.)) and Fixed assets (Exhibit A) - Units to be received Beruti.

On June 9, 2011, the Administrative and Tax Contentious Law Court No. 9 of the City of Buenos Aires issued a precautionary measure in the lawsuit “Asociación Amigos Alto Palermo vs. the Government of the City of Buenos Aires for Amparo”, which ruled the suspension of the works.

On July 4, 2011, the Government of the City of Buenos Aires complied with what was required. On July 11, 2011, the hearing judge granted the injunction requested. Such injunction was temporarily granted until the parties produce all of the evidence offered and such evidence as may be requested by the Court at the adequate time.

TGLT S.A. and APSA filed appeals against the resolution that ruled the cautionary measure to suspend the works. These appeals are pending to be solved.

f)         Barter with Cyrsa S.A

On July 31, 2008, a conditioned barter commitment was executed by which Alto Palermo S.A. (APSA) would transfer Cyrsa S.A. (Cyrsa) 112 parking spaces and the rights to increase the height of the property to build two tower buildings on the air space COTO.

On December 17, 2010, the Company and Cyrsa signed an agreement in order to finish of the barter commitment.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

g)         Paraná plot of land

On June 30, 2009, Alto Palermo S.A. (APSA) subscribed a “Letter of Intent” by which it stated its intention to acquire from Wal-Mart Argentina S.A. a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at USD 0.5 million to be paid as follows: i) USD 0.05 million was settled as prepayment on July 14, 2009, ii) USD 0.1 million was settled upon executing such agreement, and iii) USD 0.35 million will be paid upon executing the title deed.

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership will be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party evidences with a certified copy before the buying party that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A.

The real estate is disclosed under Fixed Assets (Exhibit A).

h)         Purchase of TGLT S.A.’s shares

On November 4, 2010, the Company acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per shares, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the latter.

During December 2010 and January, April and August 2011, the Company acquired 42,810, 98,000, 876,474 and 262,927 shares at Ps. 0.4, Ps. 0.9, Ps. 7.9 and Ps. 2.6 million, respectively, reaching 9.23% of TGLT S.A. capital stock.

They are reflected in accounting terms in Exhibit C.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

i)         Sale of the equity interest in Tarshop S.A.

On December 22, 2009, the Company reported the approval by its Board of Director the sale, assignment and transfer on behalf of Banco Hipotecario S.A. the amount of 107,037,152 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per share, representing 80% of the Tarshop S.A. shares.

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at USD 26.8 million. Under this transaction, the Company granted Banco Hipotecario S.A. a two-year security agreement over the Company’s Series III Notes, issued on November 10, 2009, for a face value of Ps. 5 million, which worked as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

On June 15, 2011 the Company granted Non-Convertible Notes Series I of the Company issued on May 11, 2007 in favor of Banco Hipotecario S.A. at a nominal value of USD 1.2 million to replace a prior pledge, which was discharged and as a result funds were released.

On October 11, 2011, Banco Hipotecario S.A. released 50% of the Non-Convertible Notes pledged and the remaining 50% will be released once the two-year term as from the date of the closing memorandum has been fulfilled.

In compliance with the conditions defined in the agreement in question, the Company committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between the Company and Tarshop S.A. have been compensated.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

j)	Increase in equity interest of IRSA Inversiones y Representaciones Sociedad Anónima

On January 13, 2010, the Company’s majority shareholder, IRSA, made an offer to the minority shareholder, Parque Arauco S.A., to purchase its 29.55% interest in the Company as well as its direct and indirect holdings of the Company’s Series I convertible notes issued by Alto Palermo S.A. (APSA) for a face value of USD 15.5 million.

On October 15, 2010, the direct and indirect equity interest of Parque Arauco S.A. in the Company was purchased.

k)	Apsamedia S.A.´s shares (formerly Metroshop S.A., which changed its legal name)

On May 21, 2010, Alto Palermo S.A. (APSA) and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. sold to APSA 18,400,000 registered nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class "A” share representing 50% of Apsamedia S.A.'s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

On January 13, 2011, Alto Palermo S.A. (APSA) executed a share purchase agreement by which APSA purchased 18,400,000 registered, nonendorsable shares of common stock with a face value of Ps. 1 each and entitled to one vote per Class B share, representing 50% of Apsamedia S.A.’s common capital stock.

On April 18, 2011 Alto Palermo S.A. (APSA) and Fibesa S.A. entered into a stock transfer agreement whereby the latter acquired 1,840,000 registered non-endorsable common Class B shares at a face value of Ps. 1 each and entitled to one vote each, which represent 5% of Apsamedia S.A.´s capital stock in a total amount of Ps. 0.8 million, which has not been paid-in as of the financial statements date.

The equity investment in Apsamedia S.A. as of the period / year-end is disclosed in Exhibit C.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

l)	Sale of properties

Rosario plot of land

The acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, subscribed by APSA are detailed below:

Lots	Offer acceptance	Agreed price (in thousands of USD)	Collected amount 12.31.11 (in thousands of USD)	Title deed´s date
2A	04/14/2010	4,200	4,200	05/26/11
2E	05/03/2010	1,430	1,430	09/29/10
2F	11/10/2010	1,931	1,931	07/06/11
2B	12/03/2010	1,507	1,507	08/11/11
2C	12/03/2010	1,507	1,507	08/11/11
2D	12/03/2010	1,539	1,026	-

Torres Rosario under construction

Below is a detail of the status of the offering acceptance for the functional units and parking lots of “Torres de Rosario under construction”.

Lot	Agreed price (in thousands of USD)	Collected amount as of 12.31.11 (in thousands of USD)
2H	2,219	1,481

The lots subject to these transactions are recorded to the inventory account. (Note 3.d) until the date of issuance of the title deed.

m)         Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009 executed an agreement with NAI INTERNATIONAL II. INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Branch Argentina) by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, the Company will be released from any obligation to pay the outstanding debt.

On July 1st, 2002, an amendment to the agreement was established, whose most important resolutions are as follows:

•  The outstanding debt was de-dollarized (Ps. 1 = USD 1)

•  An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of December 31, 2011 and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease advances together with other advances not included in this agreement (Note 3.j).

n)	Contributed leasehold improvements- Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A. At period-end the amount pending of accrual is disclosed in Other liabilities - Contributed leasehold improvements (See Note 3.l).

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

o)	Acquisition of Torodur S.A.’s shares

On June 13, 2011, APSA acquired from IRSA Inversiones y Representaciones S.A. a 98% interest in the capital stock of Torodur S.A. On that same date, APSA acquired from Cam Communications LP (Bermudas), ex Elsztain Realty Partners Master Fund II LP, and Cam Communications LP (Delaware) the participation of both companies in the capital stock of Torodur S.A. equivalent to 1% in each case. The total price of the transaction amounted to Ps. 2.36.

p)	Acquisition of Nuevo Puerto Santa Fe S.A.´s shares

On June 15, 2011, Alto Palermo S.A. (APSA), by itself and through its controlled affiliate Torodur S.A., acquired from Boldt S.A. and Inverama S.L. (sellers) a fifty per cent (50%) stake in the shares of Nuevo Puerto Santa Fe S.A. (NPSF), a company that is lessee of a property built and operated as a shopping center in the port of the city of Santa Fe, Province of Santa Fe.

The purchase price payable for this acquisition of a 50% stake amounts to USD 4.5 million payable over 19 monthly non-interest bearing installments, the latter installment being payable on February 2013; such debt is disclosed at its discounted value in short-term and long-term debt.

Additonally, the purchasers will pay to the sellers, proportionally to the shares purchased, fifty (50%) of the working capital calculated on the purchase agreement, which will stem from the special closing financial statements of Nuevo Puerto Santa Fe S.A. The latter will prepare them as a supplement to the price.

The purchase of shares of NPSF was contingent upon the approval by the Regulatory Entity of the Port of Santa Fe of the share composition of NPSF provided, in addition, that the Caja de Asistencia Social Lotería de Santa Fe would not raise any challenge against the transaction.

After fulfilling this condition, on August 18, 2011, the shares were transferred. Furthermore, NPSF and Casino Puerto Sante Fe (CPSF) entered into a sublease agreement which replaces the previous lease agreement originally held by NPFS.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

Thus, APSA becomes owner of 33.33% of the capital stock, which added to the 16.66% owned by its controlled affiliate Torodur, representing 50% of the stock and voting capital of NPSF. In addition, GRAINCO S.A. owns the remaining 50%.

The investment is recorded under Equity Investments (Exhibit C).

q)	General Shareholders Meeting of May, 26 2011

On May 26, 2011, APSA’s Regular and Special Shareholders Meeting, held on this date, decided, among other points, the following:

•
Capital stock increase of up to Ps. 108 million through the issue of up to 1,080,000,000 new common shares of face value Ps. 0.10 each, on one or many offerings, with additional paid-in capital or not and with one voting right per share, with dividend rights in equal conditions as the rest of the outstanding shares at the issuing date, following a public offering in the country or abroad. The meeting established the parameters under which the Board of Directors will settle the additional paid-in capital, with a range of prices for the share, being the minimum price Ps. 25.6133 per share of face value Ps. 1 or USD 25.1 per ADS and a maximum price of Ps. 75 per share of face value Ps. 1 or USD 73.4970 per ADS.

•
Delegation on the Board of Directors of the power to define all the terms and conditions of the issuing process in one or several offerings, not expressly determined in the Shareholders Meeting with the power to sub-delegate on one or more than one director or manager, or the people that they authorize.

•
Reduction of the term to exercise the preemptive subscription right and the accretion right to up to 10 calendar days, as provided by section 194 of Act No. 19,550 and the regulations in force, delegating on the Board of Directors the most extensive powers in order to fulfill the capital stock increase.

•
Approval of the terms and conditions of the repurchase offering – in the context of the capital increase and subject to the effective fulfillment of this – of the outstanding convertible notes with face value USD 31,755,502, for the amount of USD 36.1 million, equivalent to USD 1.13666 per Convertible Note.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	ISSUE OF CONVERTIBLE AND NON-CONVERTIBLE NOTES AND SHORT-TERM DEBT SECURITIES

a)	Issue of Convertible Notes

On July 19, 2002, the Company issued Series I of Convertible Notes for up to USD 50 million, with a face value of Ps. 0.1 each  and due date on July 19, 2014.

Convertible Notes accrue interest at a fixed nominal rate of 10 % per annum. Interest is payable semi-annually. They can be converted at any time by choice of each corporate noteholder into ordinary shares at a conversion price which is the higher of: (i) the result of dividing the Company’s shares face value (Ps. 0.1) by the exchange rate, and (ii) USD 0.0324, which means that each Convertible Note can be turned into 30.864 shares of Ps. 0.1 face value. The shares underlying the conversion of the Notes will be tentitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

On October 7, 2010, holders of Convertible Notes of USD 15.5 million exercised their conversion right. Therefore, the Company issued 477,544,197 ordinary shares of Ps. 0.1 face value each. Additionally, on September 21, 2011, a holder of Convertible Notes exercised his conversion right. Thus, the Company issued 277,777 ordinary shares of Ps. 0.1 face value each. After the conversion and issue of the shares, the Company’s common stock increased from 782,064,214 to 1,259,886,188 ordinary shares. Therefore, as from the program issuing date until December 31, 2011, the holders of Convertible Notes have exercised their right to convert them for a total amount of USD 18.3 million.

The total amount of Convertible Notes as of December 31, 2011 amounts to USD 31.7 million.

On May 26, 2011 the Company has made an offer to repurchase them, subject to certain conditions (See Note 8.q).

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

b)	Issuance of Non-Convertible Notes

i)     2007 Issuance of Non-Convertible Notes

On May 11, 2007, the Company issued two series of Non-Convertible Notes for a total amount of USD 170 million. These issuances are included within the Global Issuance Program of Non-Convertible Notes for a face value of up to USD 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007. The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Non-Convertible Notes in place up to USD 400 million.

Series I relates to the issuance of USD 120 million, which accrue interest at a fixed interest rate of 7.875 % paid semiannually on May 11 and November 11 of each year as from November 11, 2007. Series I´s principal is due on May 11, 2017.

On June 15, 2011, the Company pledged Non-Convertible Notes Series I issued in favor of Banco Hipotecario S.A. at a nominal value of USD 1.2 million.

Series II relates to the issuance of Ps. 154 million (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11 % per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

On April 18, 2011 the Company repurchased from Cresud S.A.C.I.F. y A., IRSA´s parent company, Non-Convertible Notes Series I due in 2017 for a face value of USD 5 million at a price of USD 5.1 million, which resulted from averaging the prices quoted by three banks plus accrued interest until settlement of the transaction. As of December 31, 2011, the total amount of non-convertible notes repurchased by the Company amounts to USD 10 million for the Series I.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

As of December 31, 2011, the Company has also repurchased USD 1.4 million for the Series II. Such non-convertible notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of December 31, 2011, IRSA Inversiones y Representaciones Sociedad Anónima is the holder of Series II Notes for Fv. Ps. 6.6 million.

ii) 2009 Issuance of Non-Convertible Notes

Additionaly, under such Global Issuance Program of Non-Convertible Notes, on November 10, 2009, the Company issued two series of Non-Convertible Notes for a total value of Ps. 80.7 million.

Series III relates to the issuance of Ps. 55.8 million, which accrue interest at variable Badlar rate plus a 3 % margin payable on a quarterly basis. On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of the issue referred above.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to USD 6.6 million), which accrue interest at a fixed rate of 6.75 % on the principal amount, payable on a quarterly basis. On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of the issue referred above.

c)	Approval of the short-term Global Program by the Shareholders’ meeting

The Company´s Ordinary and Extraordinary Shareholders´ meeting, held on October 29, 2009 approved the creation of the Global Program for the issuance of securities representing short-term debt (up to one year term) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of USD 50 million.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 10:                   RESTRICTED ASSETS

The Company owns the following restricted assets:

a)
As regards the case "Alto Palermo S.A. (APSA) with Dirección General Impositiva in re: Appeal", Case file No. 25,030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of December 31, 2011 amounts to Ps. 36,889 (disclosed in other Non-current investments- Undeveloped parcels of land). (See Exhibit D).

b)	As of August 3, 2011 a mortgage was granted on Soleil Factory (See Note 8.b).

c)	On June 15, 2011, the Company pledged Non-Convertible Notes Series I of the Company issued on May 11, 2007 in favor of Banco Hipotecario S.A. at a nominal value of USD 1.2 million. (See Note 8.i).

NOTE 11:	COMPLIANCE WITH CURRENT ENVIRONMENTAL REGULATIONS

One of the Company's ongoing objectives is the sustainable development of its business in compliance with current environmental regulations.

NOTE 12:                   DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of the year	Changes for the period		Balances at the end of the period
Cash and banks	(574)		(951)	(1,525)
Accounts receivable, net	3,082		364	3,446
Other receivables and prepaid expenses, net	(1,951)		(121)	(2,072)
Inventory	(7,307)		(2,943)	(10,250)
Fixed assets	(6,021)		(1,560)	(7,581)
Other investments, net	(41,760)		2,677	(39,083)
Short- term and long-term debt	(952)		87	(865)
Customer advances	39,004		7,610	46,614
Salaries and social security payable	836		180	1,016
Taxes payable	518		143	661
Other liabilities	(1,937)		2,093	156
Provisions	3,310		(102)	3,208
Tax loss carryforwards	14,831		29	14,860
Total net deferred tax assets	1,079	(1)	7,506	8,585

(1)	Includes Ps. (37) of deferred tax assets arising from the acquisition of Soleil Factory, not affecting income.

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	(Continued)

The detail of income tax accumulated losses not expired that have not yet been used as of period end amount to Ps. 42,458 and may be compensated with future taxable income according to the following detail:

Fiscal year of origin	Amount	Prescription fiscal year
06.30.2007	935	06.30.2012
06.30.2008	956	06.30.2013
06.30.2011	40,567	06.30.2016
	42,458

According to the terms of the General Resolutions Nos. 485 and 487 of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of December 31, 2011 that the adoption of the criteria would have generated is as follows:

i
an increase of deferred income tax liabilities of Ps. 90,447, approximately, which should be charged to results of previous years for Ps. 96,144 (loss) and to results of the period for Ps. 5,696 (gain).

ii
a decrease in assets for equity investments of Ps. 1,491, approximately, arising from applying such criteria to subsidiary companies, which should be charged to results of previous years for Ps. 1,544 (loss) and to results of the period for Ps. 53 (gain).

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount	Amount arising from equity investments
No fixed term	22,513	769
2012	11,923	289
2013	11,923	289
2014	11,923	144
2015	11,923	-
2016	11,923	-
2016 and higher	8,319	-
	90,447	1,491

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	(Continued)

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income before taxes:

Items		12.31.11	12.31.10
Net income for the period (before income tax)		253,573	183,699
Current income tax rate		35%	35%
Income for the period at the tax rate		88,750	64,294
Permanent differences at the tax rate:
- Adjustment for inflation (1)		5,962	5,548
- Donations		155	-
- Expired dividends		1,333	-
- Others		(322)	123
- Difference between tax return and provision		124	(2,917)
- Results on equity investees		(18,691)	(21,059)
Total income tax charged for the period	(2)	77,311	45,989
(1)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.
(2)	Includes Ps. (7,543) related to deferred tax and Ps. 84,854 related to current income tax.

Below is a reconciliation between income tax expense and the income tax for the period determined for fiscal purposes:

Items	12.31.11 Ps.	12.31.10 Ps.
Income tax charge in accounting records	77,311	45,989
- Temporary differences
- Increases
Other investments, net	-	(4,644)
Accounts receivable, net	364	1,055
Other receivables and prepaid expenses, net	(121)	(95)
Inventory	(2,943)	(4,343)
Taxes payable	143	121
Other liabilities	2,093	(1,281)
Customer advances	7,610	5,731
Salaries and social security payable	180	106
Tax loss carryforwards	29	14,373
Provisions	-	155
- Reversions
Cash and banks	(951)	99
Other investments, net	2,677	-
Fixed assets	(1,523)	4,424
Short-term and Long-term debt	87	235
Provisions	(102)	-
Income tax for fiscal purposes	84,854	61,925

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 13:                   RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

NOTE 14:	COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT AND LONG-TERM INCENTIVE PROGRAM

a.	Compensation plan for executive management

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that are made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company's contribution will be 200% of monthly contributions and 300% of employees' extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

• regular retirement under applicable labor regulations
• full or permanent disability or incapacity
• demise

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 14:	(Continued)

In the event of resignation or dismissal without cause, the participant will obtain the amount resulting from the Company’s contributions only if he has participated in the plan for a minimum five-year term subject to certain conditions.

As of December 31, 2011 and 2010, contributions paid by the Company amount to Ps. 700 and Ps. 1,217, respectively.

b.	Long-term incentive program

The Company has developed a long-term shared-based incentive and retaining plan for management and key personnel, by means of contributions that will be made by the mentioned employees together with the Company. The Company intends, at its sole decision, to repeat the plan for one or two more fiscal years with the same or different conditions,  with the possibility of granting a share-based unrestricted extraordinary compensation to be paid uniquely in September 2014

Participation in this plan comes from an invitation from the Board of Directors and it can be freely accepted by the invited Participants. Once an employee accepts their participation, they will be able to make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, being the Company’s contribution for the first year 10 times the employee’s contribution. Contributions and/or the Company’s shares purchased with these funds will be transferred to vehicles specially constituted with this purpose. The Company’s and employees’ contributions for the following fiscal years will be defined after the every fiscal year-end.

In the future, the participants or their successors will have access to 100% of the benefit (Company’s contributions made in their favor) under the following circumstances:

•	if the employee resigns or leaves the Company unexpectedly, he/she will be entitled to the benefit only if 5 years have passed since each contribution was made
•	retirement
•	total or permanent disability
•	demise

ALTO PALERMO S.A. (APSA)

Notes to the Financial Statements (Continued)
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

NOTE 15:	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The National Securities Commission through Resolution No. 562  has established the enforcement of Technical Resolution No. 26 from the Argentine Federation of Professional Councils in Economic Sciences that adopts for those entities included in the Public Offering System of Law No. 17,811, either because of its capital or its notes, or for having requested the authorization to be included in such System, International Financial Reporting Standards issued by the International Accounting Standards Board. The application of such standards will be mandatory for the Company as from the fiscal year beginning July 1, 2012. On April 29, 2010, the company’s Board of Directors has approved the specific implementation plan for the application of such International Financial Reporting Standards, which is actually under execution.

NOTE 16:	REIMBURSEMENT OF CURRENT AND EXPIRED CASH DIVIDENDS

On December 20, 2011, the Company received from Caja de Valores S.A. the amount of Ps. 5,838 for funds sent by the former to pay undistributed cash dividends, both for current and expired dividends, as per the following detail:

-  Ps. 2,711 to expired dividends;
-  Ps. 3,128 to current dividends.

Additionally, on December 30, 2011, the Company received from Caja de Valores S.A. the amount of Ps. 1,098 corresponding to expired dividends.

The amounts corresponding to current dividends are disclosed under “Dividends payable”, while the amounts corresponding to expired dividends were booked against “Retained Earnings”.

ALTO PALERMO S.A. (APSA)

Fixed Assets
For the six-month period beginning on July 1, 2011 and ended December 31, 2011 compared with the year ended June 30, 2011
 (In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

 Exhibit A

	Original Values					Depreciation
Items	Value as of beginning of year	Increases	Decreases	Transfers	Value as of end of the period/year	Accumulated as of beginning of year	Rate %		Decreases	For the period/year	Accumulated as of end of the period/year	Net carrying value as 12.31.11	Net carrying value as of 06.30.11
										Amount
Shopping Centers:
- Abasto	258,738	80	(72)	145	258,891	106,472	(	*)	(2)	4,035	110,505	148,386	152,266
- Alto Avellaneda	202,376	2,053	-	1,657	206,086	140,399	(	*)	-	6,773	147,172	58,914	61,977
- Paseo Alcorta	132,714	50	-	-	132,764	67,517	(	*)	-	2,558	70,075	62,689	65,197
- Patio Bullrich	171,722	135	-	215	172,072	89,020	(	*)	-	4,001	93,021	79,051	82,702
- Alto Noa (Note 10.b))	46,500	330	-	31	46,861	26,150	(	*)	-	1,212	27,362	19,499	20,350
- Alto Rosario	100,074	127	-	81	100,282	21,310	(	*)	-	1,638	22,948	77,334	78,764
- Alto Palermo	432,325	123	-	251	432,699	317,651	(	*)	-	10,723	328,374	104,325	114,674
- Mendoza Plaza	136,111	126	-	50	136,287	58,288	(	*)	-	2,323	60,611	75,676	77,823
- Cordoba Shopping – Villa Cabrera	103,076	269	-	80	103,425	37,538	(	*)	-	2,534	40,072	63,353	65,538
- Soleil Factory (Note 8.b))	70,047	1,241	-	425	71,713	3,781	(	*)	-	1,989	5,770	65,943	66,266
Other properties	20,912	1,433	-	625	22,970	3,129	(	*)	-	314	3,443	19,527	17,783
Leasehold improvements	8,029	-	-	-	8,029	7,794	(	*)	-	214	8,008	21	235
Facilities	142	5	-	-	147	69	10		-	6	75	72	73
Furniture, fixture and equipment	29,139	589	-	277	30,005	18,543	10		-	1,488	20,031	9,974	10,596
Vehicles	291	-	-	-	291	278	33		-	3	281	10	13
Computer equipment	21,076	835	(78)	156	21,989	19,890	33		(6)	446	20,330	1,659	1,186
Software	9,931	233	-	-	10,164	8,762	20		-	500	9,262	902	1,169
Suppliers advances	6,011	5,887	-	(5,576)	6,322	-	-		-	-	-	6,322	6,011
Units to be received Beruti (Note 5)	9,264	-	-	-	9,264	-	-		-	-	-	9,264	9,264
Work in progress:
- Rosario	354	68	(14)	(81)	327	-	-		-	-	-	327	354
- Patio Bullrich	394	640	-	215	1,249	-	-		-	-	-	1,249	394
- Alcorta	1,604	1,598	(20)	236	3,418	-	-		-	-	-	3,418	1,604
- Abasto	2,212	1,143	-	267	3,622	-	-		-	-	-	3,622	2,212
- Avellaneda	2,288	792	(362)	(418)	2,300	-	-		-	-	-	2,300	2,288
- Alto Noa	52	-	-	85	137	-	-		-	-	-	137	52
- Office property	1,382	505	(33)	848	2,702	-	-		-	-	-	2,702	1,382
- Alto Palermo Shopping	671	486	(158)	(100)	899	-	-		-	-	-	899	671
- Mendoza Plaza Shopping	803	84	-	-	887	-	-		-	-	-	887	803
- Cordoba Shopping – Villa Cabrera	632	160	-	48	840	-	-		-	-	-	840	632
- Soleil Factory	2,448	3,220	-	483	6,151	-	-		-	-	-	6,151	2,448
Total as of 12.31.11	1,771,318	22,212	(737)	-	1,792,793	926,591	-		(8)	(1) 40,757	967,340	825,453	-
Total as of 06.30.11	1,693,377	69,338	(662)	9,264	1,771,317	843,344	-		(48)	83,294	926,590	-	844,727
(*)	Depreciation expense is determined using straight-line method over the estimated useful life of each property.
(1)	The accounting destination of the depreciation is disclosed in Exhibit H, except for Ps.132 that are recovered from tenants.

ALTO PALERMO S.A. (APSA)

Intangibles assets
For the six-month period beginning on July 1, 2011 and ended December 31, 2011 compared with the year ended June 30, 2011
 (In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

Exhibit B

	Original Values			Amortizations
	Value as of beginning of year	Decreases	Value as of end of the period/year	Accumulated as of beginning of year	Decreases	Rate %	For the period/year	Accumulated as of end of the period/year	Net as of 12.31.11	Net as of 06.30.11
							Amount
Trademarks	907	-	907	610	-	10	41	651	256	297
Total as of 12.31.11	907	-	907	610	-	-	(1) 41	651	256	-
Total as of 06.30.11	13,081	(12,174)	907	4,282	(4,627)	-	955	610	-	297

(1)	The amortization charge is disclosed in Exhibit H.

ALTO PALERMO S.A. (APSA)

Investments in shares, bonds and other companies
 Balance sheets as of December 31, 2011 and June 30, 2011
 (In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

Exhibit C

					Last financial statement issued
Issuer and type of securities	F.V.	Shares owned	Value recorded as of 12.31.11	Value recorded as of 06.30.11	Main Activity	Legal Address	Date	Common Stock	Income (loss) for the period	Shareholders´ equity	Interest in common stock
Tarshop S.A. – Equity value (2)	1	26,759,288	44,181	54,088	Credit card	Suipacha 664 – 7º Floor – C.A.B.A.	12.31.11	133,796	28,903	233,528	20%
Emprendimiento Recoleta S.A. – Equity value	1	13,449,990	26,885	23,707	Building, maintenance, operation and exploitation under a regime of use of assets of a section of Recoleta Cultural Center	Moreno 877 – 21° Floor – C.A.B.A.	12.31.11	25,054	5,792	51,815	53.684%
Emprendimiento Recoleta S.A. – Goodwill			(149)	(186)
Shopping Neuquén S.A. - Equity Value	1	6,256,308	6,804	6,729	Development of Undertakings	Rivadavia 86 3° Floor Of.9 – Neuquén	12.31.11	6,375	76	13,243	98.144%
Shopping Neuquén S.A. - Higher investment value			5,077	4,730
Shopping Neuquén S.A. - Irrevocable contributions			6,315	6,315
Fibesa S.A. - Equity Value	1	2,323,125	16,183	17,664	Agent	Moreno 877 - 23º Floor - C.A.B.A.	12.31.11	2,323	9,672	16,183	99.99996%

Panamerican Mall S.A. – Equity Value	1	397,661,435	467,156	458,554	Real estate Investments and Developments	Moreno 877 – 21° Floor – C.A.B.A.	12.31.11	497,077	20,753	583,945	80%
Panamerican Mall S.A. – Higher investment value (1)			106,834	108,639

Conil S.A. – Equity Value	1	1,903,115	1,545	1,605	Real estate investments	Lavalle 1290 7° Floor of. 701 – C.A.B.A.	12.31.11	1,953	(61)	1,636	97.460%
Conil S.A. - Irrevocable contributions			49	-
Conil S.A. – Goodwill			472	472
Arcos del Gourmet S.A. – Equity value	1	17,651,762	18,302	8,920	Building, real state and commercial	San Martin 120 – 21° Floor – C.A.B.A	12.31.11	17,652	(1,581)	24,971	88.185%
Arcos del Gourmet S.A. – Irrevocable contributions			3,961	3,028
Arcos del Gourmet S.A. – Higher Investment value (3)			29,388	20,873
Arcos del Gourmet S.A. – Goodwill			6,259	-
Apsamedia S.A. – Equity value (4)	1	34,960,000	24,099	18,786	Consumer finance and credit card, management of administrative, advertising and commercial activities.	Av. Leandro N. Alem 1050 – 9° Floor- C.A.B.A.	12.31.11	36,800	5,593	55,086	95%
Apsamedia S.A. – Irrevocable contributions			29,719	-
TGLT S.A. (5)	1	6,231,946	58,945	56,295	Real estate projects management	Av. Scalabrini Ortiz 3333 – 1° Floor – C.A.B.A.	-	-	-	-	9.23%
Torodur S.A. – Equity value (7)			2,055	199	Investments	Colonia 810 – Of 403 Montevideo - Uruguay	12.31.11	2,652	(314)	2,055	100%
Torodur S.A. – Irrevocable contributions	1	12,227,839	-	356
Nuevo Puerto Santa Fe S.A. – Equity value			9,472	-	Commercial real estate	Ituizaingo 1357 – Santa Fe City – Santa Fe Province	12.31.11	27,750	(856)	28,420	33.33%
Nuevo Puerto Santa Fe S.A. – Goodwill	1	92,500	4,342	-
Advance for purchase of shares (6)			-	1,022			-
Total			867,894	791,796

(1)	As of December 31, 2011 and June 30, 2011 includes Ps. 94,547 and Ps. 96,474 corresponding to financial costs, respectively.
(2)	See Note 8.i).
(3)	See Note 8.a).
(4)	See Note 8.k).
(5)	Valued at acquisition cost. See Note 8.h).
(6)	Customer advances for purchase of Nuevo Puerto Santa Fe´s shares. See Note 8.p) and Exhibit G.
(7)	See Note 8.o).

ALTO PALERMO S.A. (APSA)

Other investments
 Balance Sheets as of December 31, 2011 and June 30, 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

Exhibit D

Items	Value as of 12.31.11	Value as of 06.30.11
Current
Mutual funds in foreign currency (1) (Exhibit G)	66,269	120,590
Mutual funds in local currency (1)	268	528
Mortgage bonds issued by Banco Hipotecario (Note 5)	1	1
Total current	66,538	121,119

Non-current
Undeveloped parcels of land:
- Caballito plot of land (Note 10.a))	36,889	36,889
- Patio Olmos (Note 8.c))	32,949	32,949
- Air Space Coto	13,188	13,188
- Air Space Soleil Factory (Note 8.b))	6,676	6,676
Other real estate	1,443	1,443
Other investments	56	56
Total non-current	91,201	91,201
Total	157,739	212,320

(1)	Includes Ps. 66,269 and Ps. 120,590 as of December 31, 2011 and June 30, 2011, respectively, considered cash equivalents in the Statement of Cash Flows.

ALTO PALERMO S.A. (APSA)

Allowances and Provisions
For the six-month period beginning on July 1, 2011 and ended December 31, 2011 compared with the year ended June 30, 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

Exhibit E

Items	Balances as of beginning of year	Increases		Decreases		Carrying value as of 12.31.11	Carrying value as of 06.30.11
Deducted from assets:
Allowance for doubtful accounts	38,390	(1)	3,804	(2)	(3,273)	38,921	38,390
Allowance for mortgage receivables	2,208		-		-	2,208	2,208
Total as of 12.31.11	40,598		3,804		(3,273)	41,129	-
Total as of 06.30.11	37,143		7,918		(4,463)	-	40,598
Included in liabilities:
Provision for contingencies	9,459	(3)	1,728	(3)	(2,020)	9,167	9,459
Total as of 12.31.11	9,459		1,728		(2,020)	9,167	-
Total as of 06.30.11	7,388		4,631		(2,560)	-	9,459

(1)	Corresponds to charges of the period disclosed in Exhibit H.
(2)	Includes Ps. 1,003 correspond to uses and Ps. 2,270 correspond to recoveries, disclosed in Exhibit H.
(3)	Ps. 233 correspond to uses and Ps. 1,787 correspond to recovery of provisions, which are disclosed net, in Exhibit H.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and others
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

Exhibit F

	12.31.11	12.31.10
Cost of leases and services
Expenses (Exhibit H)	54,732	57,001
Cost of leases and services	54,732	57,001
Cost of others
Inventory as of the beginning of the year (Note 3.d))	62,128	21,915
Purchases of the period	1,659	28,599
Transfers	-	64,150
Decrease	-	(1,189)
Expenses (Exhibit H)	3	6
Gain from recognition of inventories at net realizable value	7,273	10,910
Inventory as of the end of the period (Note 3.d))	(50,053)	(64,317)
Cost of others	21,010	60,074

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities
 Balance Sheets as of December 31, 2011 and June 30, 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina
Exhibit G

Items	Class	Amount of foreign currency (in thousands)	Prevailing exchange rate (1)	12.31.11	06.30.11
Assets
Current Assets
Cash and banks	USD	17,496	4.264	74,602	5,701
Cash and banks	Euros	14	5.534	77	87
Cash and banks	Pounds	2	6.627	10	10
Other investments, net	USD	15,542	4.264	66,269	120,590
Accounts receivable, net	USD	2,533	4.264	10,801	46,596
Accounts receivable, net	Uruguayan Pesos	349	0.213	74	77
Accounts receivable, net – Related parties	USD	43	4.304	185	151
Other receivables and prepaid expenses, net	USD	386	4.264	1,647	1,150
Other receivables and prepaid expenses, net	Euros	3	5.534	16	17
Other receivables and prepaid expenses net Related parties	USD	12	4.304	54	51
Total Current Assets				153,735	174,430
Non-Current Assets
Equity Investments	USD	-	4.264	-	1,022
Accounts receivable, net	USD	-	4.264	-	371
Total Non-Current Assets				-	1,393
Total Assets as of 12.31.11				153,735	-
Total Assets as of 06.30.11				-	175,823

Liabilities
Current Liabilities Trade accounts payable	USD	1,274	4.304	5,479	7,618
Trade accounts payable – Related parties	USD	63	4.304	273	963
Short-term debt	USD	4,922	4.304	21,185	13,614
Short-term debt – Related parties	USD	3,172	4.304	13,652	8,464
Customer advances	USD	2,670	4.304	11,491	21,009
Total Current Liabilities				52,080	51,668
Non-Current Liabilities
Long-term debt	USD	118,910	4.304	511,789	487,225
Long-term debt – Related parties	USD	31,746	4.304	136,636	130,515
Customer advances	USD	70	4.304	301	-
Total Non-Current Liabilities				648,726	617,740
Total Liabilities as of 12.31.11				700,806	-
Total Liabilities as of 06.30.10				-	669,408
(1)	Exchange rates as of December 31, 2011 according to Banco Nación Argentina records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)
For the six-month periods beginning on July 1, 2011 and 2010 and ended December 31, 2011 and 2010
 (In thousands of Argentine Pesos)
 Free translation from the original prepared in spanish for publication in Argentina

Exhibit H

		Costs						Expenses
Items	Total as of 12.31.11	Other	Cost of leases and services	Expenses	Collective promotion fund	Expenses recovery	Subtotal	Administrative	Selling	Total as of 12.31.10
Depreciation and amortization	40,666	-	40,666	-	-	-	40,666	-	-	43,846
Fees for Directors	18,121	-	-	-	-	-	-	18,121	-	15,241
Taxes, rates, contributions and services	17,830	2	146	18,553	1,578	(20,131)	148	6,628	11,054	14,974
Salaries, bonuses and social security contributions	7,126	-	-	49,218	5,925	(55,143)	-	7,031	95	5,494
Parking	6,918	-	6,918	-	-	-	6,918	-	-	5,378
Expenses and common area maintenance expenses and collective promotion fund	4,678	-	4,678	242	1,133	(1,375)	4,678	-	-	6,455
Fees and payments for services	4,542	-	-	5,768	-	(5,768)	-	4,542	-	4,185
Advertising	2,917	-	-	76	58,798	(58,874)	-	-	2,917	105
Maintenance, repairs, cleaning and security	2,284	1	2,077	40,626	289	(40,915)	2,078	206	-	1,251
Allowance for doubtful accounts	1,534	-	-	-	-	-	-	-	1,534	2,316
Commissions	1,506	-	-	-	-	-	-	-	1,506	739
Rental	549	-	-	1,673	85	(1,758)	-	549	-	447
Bank charges	441	-	-	-	-	-	-	441	-	361
Personnel expenses	333	-	-	2,447	57	(2,504)	-	333	-	520
Damage, costs and expenses	306	-	306	-	-	-	306	-	-	204
Regulatory authority expenses	247	-	-	-	-	-	-	247	-	137
Insurance	150	-	-	588	26	(614)	-	150	-	152
Freight and transportation	83	-	-	613	208	(821)	-	83	-	20
Stationery	25	-	-	1,343	53	(1,396)	-	25	-	21
Charge for contingencies (recovery)	(59)	-	(59)	-	-	-	(59)	-	-	774
Others	688	-	-	495	36	(531)	-	668	20	557
Other services	-	-	-	586	-	(586)	-	-	-	-
Expenses recovery	-	-	-	(122,228)	(68,188)	190,416	-	-	-	-
Total as of 12.31.11	110,885	3	54,732	-	-	-	54,735	39,024	17,126	-
Total as of 12.31.10	-	6	57,001	-	-	-	57,007	31,631	14,539	103,177

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities
 Balance Sheet as of December 31, 2011 and June 30, 2011
(In thousands of Argentine Pesos)
Free translation from the original prepared in spanish for publication in Argentina

Exhibit I

	12.31.11							06.30.11
	Other investments, net (7)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Other liabilities (4) (8)	Other investments, net	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Other liabilities (4)
No fixed term	-	597	11,844	-	465	-	9,257	-	597	5,205	-	1,242	-	9,548

With term
Past due	-	47,989	-	1,354	-	-	63	-	20,583	-	-	-	-	-
To mature
In three months	66,538	113,618	27,946	74,416	53,459	64,999	77,340	121,119	99,854	43,611	40,637	60,353	62,725	74,904
Between three and six months	-	28,576	6,920	1,762	26,520	6,986	1,340	-	22,401	7,711	12,444	21,190	36,181	71,127
Between six and nine months	-	14,227	6,807	1,645	20,757	13,206	5,292	-	11,947	4,572	4,480	18,368	-	3,118
Between nine and twelve months	-	8,785	6,801	1,699	15,149	13,933	60,940	-	3,545	4,550	6,001	12,984	19,649	1,159
Between one and two years	-	349	2,971	24	43,250	2,026	10,621	-	145	738	47	12,381	-	3,494
Between two and three years	-	83	853	-	21,247	135,955	3,114	-	112	695	-	10,835	129,605	35,874
Between three and four years	-	59	570	-	22,094	-	3,175	-	76	670	-	26,125	-	3,554
In greater than four years	-	201	75	-	4,946	508,435	56,102	-	220	715	-	31,558	485,898	18,124
Total to mature	66,538	165,898	52,943	79,546	207,422	745,540	217,924	121,119	138,300	63,262	63,609	193,794	734,058	211,354
Total with fixed term	66,538	213,887	52,943	80,900	207,422	745,540	217,987	121,119	158,883	63,262	63,609	193,794	734,058	211,354
Total	66,538	214,484	64,787	80,900	207,887	745,540	227,244	121,119	159,480	68,467	63,609	195,036	734,058	220,902

(1)	Does not accrue interest, except for Ps. 140 that accrue interest at a variable market rate.
(2)	Includes Ps. 43,254 that accrue interest at a variable rate and Ps. 696,080 that accrue interest at a fixed market rate.
(3)	Includes Ps. 15 that accrue interest at a variable rate and Ps. 2,259 that accrue interest at a fixed rate.
(4)	Corresponds to salaries and social security payable, taxes payable, other liabilities, provisions and dividends payable
(5)	Includes Ps. 674 that accrue interest at a variable rate.
(6)	Does not accrue interest.
(7)	Includes Ps. 66,538 that accrue interest at a variable market rate.
(8)	Includes Ps. 45,845 that accrue interest at a variable rate.

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF DECEMBER 31, 2011
 (In thousands of Argentine Pesos)

I. Brief comment on the Company’s activities during the period, including references to material events occurred after the end of the period.

Buenos Aires, February 13, 2012 - Alto Palermo S.A. (APSA) (BASE: APSA, NASDAQ: APSA) and alternatively the “Company”, a leading company engaged in the acquisition, development, possession and management of Shopping Centers in Argentina, announces its results for the six-month period ended on December 31, 2011.

In millions of Ps.	IIQ 12	IIQ 11	YoY Var	6M 12	6M 11	YoY Var
Revenues	239.7	262.8	-8.8%	466.5	477.1	-2.2%
Operating Income	165.0	137.3	20.2%	306.1	244.1	25.4%
Depreciation and Amortization	28.5	30.7	-7.2%	56.7	60.2	-5.8%
EBITDA(1)	193.5	168.0	15.2%	362.8	304.3	19.2%
Net Income	101.8	74.3	37.0%	176.3	137.7	28.0%

„
Revenues for the second quarter of fiscal year 2012 dropped by 8.8% compared to the same quarter of 2011. This YoY decrease is explained by the “Others” segment due to the transfer of the Beruti plot which took place in the second quarter of 2011 for an amount of USD 10.7 million. However, this drop was offset by a 16.5% increase in revenues from the shopping center segment.

„
The ARS 27.7 million increase (+20.2%) in Operating Income for the second quarter of fiscal year 2012 compared to the second quarter of fiscal year 2011 is mainly explained by an ARS 44.4 million increase (+40.75%) in Operating Income from the Shopping Center segment.

„
EBITDA for the second quarter of fiscal year 2012 increased by 15.2% as compared to the first quarter of fiscal year 2011, mostly explained by the Shopping Center segment, whose EBITDA increased by 34.8%, offsetting the fall in the Consumer Finance and Others segments.

„
Net Income for the second quarter of fiscal year 2012 grew by ARS 27.5 million (+37.0%) compared to the second quarter of fiscal year 2011, hand in hand with the increase in Operating Income. During the first six months of fiscal year 2012, the increase in Net Income was 28% compared to the same period of fiscal year 2011.

1 BITDA represents operating income plus depreciation and amortization (included in operating income). Our presentation of EBITDA does not reflect the methodology suggested by its acronym. We believe EBITDA provides investors with meaningful information with respect to our operating performance and facilitates comparisons to our historical operating results. However, our EBITDA measure has limitations as an analytical tool, and should not be considered in isolation, as an alternative to net income or as an indicator of our operating performance or as a substitute for analysis of our results as reported under Argentine GAAP. Some of these limitations include:
•	it does not reflect our cash expenditures, or future requirements for capital expenditures or contractual commitments;
•	it does not reflect changes in, or cash requirements for, our working capital needs;
•	it does not reflect our interest expense, or the cash requirements to service the interest or principal payments of our debt;
•	it does not reflect any cash income taxes or employees’ profit sharing we may be required to pay;
•	it reflects the effect of non-recurring expenses, as well as investing gains and losses;
•	it is not adjusted for all non-cash income or expense items that are reflected in restatements of changes in financial position; and
•	other companies in our industry could calculate this measure differently than we do, which may limit its usefulness as a comparative measure.
Because of these limitations, our EBITDA measure should not be considered a measure of discretionary cash available to us to invest in the growth of our business or as a measure of cash that will be available to us to meet our obligations. EBITDA is not a recognized financial measure under Argentine GAAP. You should compensate for these limitations by relying principally on our Argentine GAAP results and using our EBITDA measurement supplementally.

ALTO PALERMO S.A. (APSA)

II. Highlights for the first six months of fiscal year 2012, including references to material events occurred after the end of the period.

Shopping Centers

After a year in which the Argentine shopping center industry saw an outstanding performance, the second quarter of fiscal year 2012 experienced significant growth, in line with the levels of economic activity, consumption and inflation observed. Supermarket sales increased 27.2% during the same period2. Consumers’ expectations have improved, as per the index prepared by the Torcuato Di Tella University3, reaching 55.6 points, well above the 52.9 points recorded in the same quarter of 2010. There has also been an improvement in access to consumer credit which, according to statistics published by the Argentine Central Bank4, increased 49% compared to the same quarter of the previous year.

These rising consumption indicators were reflected in our tenants’ sales, which grew 22.1% YoY during this quarter, resulting in an increase in operating income and EBITDA above 30%.

Shopping Centers

In millions of ARS	IIQ 12	IIQ 11	YoY var	6M 12 (1)	6M 11 (1)	YoY var
Revenues	235.7	182.3	29.3%	439.2	331.3	32.6%
Operating Income	159.5	109.0	46.3%	294.5	193.6	52.1%
Depreciation and Amortization	28.5	30.6	-6.9%	56.7	58.6	-3.2%
EBITDA	188.0	139.5	34.8%	351.1	252.2	39.2%

	IIQ 12	IQ 12	IVQ 11	IIIQ 11	IIQ 11	IQ 11
Total Leasable Area (sqm)	308,597	307,233	299,326	299,130	299,130	286,286
Tenants’ Sales (ARS million, 12-month cumulative)	8,975	8,316	7,766	6,856	6,277	5,776
Tenants’ Sales in the same Shopping Centers (ARS million, 12-month cumulative)	8,689	7,027	6,577	5,868	5,411	5,012
Occupancy	97.7%	97.7%	97.3%	97.3%	97.6%	97.5%
(1) 6 months as of December 31 of each year.

During the second quarter of fiscal year 2012, shopping center tenant sales amounted to ARS 2,635 million (a 22.1% increase as compared to the same period of the previous year). This increase was led by the strong growth experienced by our shopping centers in the interior of the country, in particular Córdoba Shopping and Alto Rosario, way above our shopping centers’ average.

The EBITDA/Revenue margin for the first six months of fiscal year 2012 was around 80%, showing a 4% increase as compared to the same period of the previous fiscal year.

Total portfolio occupancy remains at high levels, near 98%. In the shopping centers of the City of Buenos Aires, the vacancy rate is almost zero, with a strong demand for rental space. In the provinces, where sales have experienced a strong growth in the last years, the occupancy rate has increased in line with the business levels. Without considering Shopping Soleil, which is in the process of redistributing stores in order to optimize its performance, portfolio occupancy would reach almost 99%.

2 Source: INDEC
3 Consumer’s Trust Index (Índice de Confianza al Consumidor) prepared by the Finance Research Center of the Torcuato Di Tella University http://www.utdt.edu
4 Statistical Data provided by the Argentine Central Bank – http://www.bcra.gov.ar

ALTO PALERMO S.A. (APSA)

Operating Data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)[1]	Stores	APSA’s Interest	Occupancy Rate (%)[2]	Book Value (In thousands of ARS)[3]
Alto Palermo	Nov-97	18,701	144	100.0%	100.0%	104,325
Abasto Shopping[4]	Jul-94	37,731	175	100.0%	100.0%	148,386
Alto Avellaneda	Nov-97	37,952	146	100.0%	95.9%	58,914
Paseo Alcorta	Jun-97	13,911	112	100.0%	99.5%	62,689
Patio Bullrich	Oct-98	11,741	83	100.0%	100.0%	79,051
Alto Noa Shopping	Mar-95	19,001	92	100.0%	100.0%	19,499
Buenos Aires Design	Nov-97	13,777	62	53.7%	96.9%	7,306
Alto Rosario Shopping[5]	Nov-04	28,646	146	100.0%	95.0%	77,334
Mendoza Plaza Shopping	Dec-94	40,659	150	100.0%	94.6%	75,676
Córdoba Shopping	Dec-06	15,262	106	100.0%	99.9%	63,353
Dot Baires Shopping	May-09	49,527	153	80.0%	99.9%	525,980
Soleil[6]	Jul-10	13,975	71	100.0%	92.1%	65,943
La Ribera Shopping [7]	Aug-11	7,714	49	50.0%	97.8%	12,292
Neuquén[8]	Jul-99	N/A	-	98.1%	N/A	7,209
Total Shopping Centers		308,597	1489		97.7%	1,307,957

[1] Corresponds to total leaseable area in each property. Excludes common areas and parking spaces.
[2] Calculated dividing occupied square meters by leaseable area on the last day of the period.
[3] Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Excludes works in progress.

[4] Excludes Museo de los Niños (3,732 m2)
[5] Excludes Museo de los Niños (1,261 m2)
[6] APSA took possession of this Shopping Center on July 1, 2010
[7] APSA took possession of this Shopping Center on August 15, 2011
[8] Land for the development of a Shopping Center

ALTO PALERMO S.A. (APSA)

	Accumulated tenants’ sales as of December 31 (6 months) for the fiscal periods
Shopping Centers	(In millions of ARS)
	2012	2011	2010
Alto Palermo	687.48	570.54	442.71
Abasto Shopping	801.18	623.78	455.23
Alto Avellaneda	741.24	575.02	419.70
Paseo Alcorta	351.85	271.01	216.53
Patio Bullrich	267.60	223.61	167.30
Alto Noa Shopping	249.02	183.14	135.52
Buenos Aires Design	118.73	93.84	69.29
Alto Rosario Shopping	416.58	294.54	199.60
Mendoza Plaza Shopping	457.54	351.57	257.40
Córdoba Shopping	174.32	114.58	84.66
Dot Baires Shopping	654.22	491.03	366.96
Soleil[1]	133.27	100.27	0.00
La Ribera Shopping [2]	48.25	0.00	0.00
Total	5,101.28	3,892.94	2,814.91
[1] APSA took possession of this Shopping Center on July 1, 2010
[2] APSA took possession of this Shopping Center on August 15, 2011

	Accumulated tenants’ sales as of December 31 (6 months) for the fiscal periods
Type of Business	(in millions of ARS)
	2012	2011	2010
Anchor Store	369.76	276.27	215.65
Clothes and Footwear	2,553.94	1,917.69	1,405.08
Entertainment	162.66	122.55	78.00
Home	908.48	740.13	520.06
Restaurant	456.16	340.70	233.87
Miscellaneous	624.98	474.26	345.36
Services	25.30	21.35	16.89
Total	5,101.28	3,892.94	2,814.91

ALTO PALERMO S.A. (APSA)

	Accumulated Rental Income as of December 31 (6 months) for the fiscal periods [1]
Shopping Centers	(In millions of ARS)
	2012	2011	2010
Alto Palermo	74,782	59,583	46,978
Abasto Shopping	75,666	58,895	44,030
Alto Avellaneda	50,191	37,754	27,674
Paseo Alcorta	32,219	25,818	21,144
Patio Bullrich	27,580	22,430	18,153
Alto Noa Shopping	13,232	9,728	6,967
Buenos Aires Design	9,813	8,440	7,279
Alto Rosario Shopping	29,212	20,499	15,063
Mendoza Plaza Shopping	24,717	17,498	13,459
Córdoba Shopping	13,157	9,286	6,678
Dot Baires Shopping [6]	51,201	37,120	32,028
Soleil[2]	9,726	5,924	0
La Ribera Shopping [5]	1,603	0	0
Neuquén[3]	0	0	0
Fibesa and Other [4]	22,882	17,760	12,762
Total	435,981	330,735	252,215

[1] Corresponds to total consolidated leases.
[2] APSA took possession of this Shopping Center on July 1, 2010.
[3] Land for the development of a Shopping Center.
[4] Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
[5] APSA took possession of this Shopping Center on August 15, 2011.
[6] Excludes revenues from office space.

	Accumulated as of December 31 for the fiscal periods (in thousands of ARS)
Revenues	2012	2011	2010
Base Rent [1]	189,155	149,014	123,097
Percentage Rent [2]	122,262	84,607	50,282
Total Rent	311,417	233,621	173,379

Admission Rights [3]	41,621	34,942	30,364
Stands’ Rent	32,388	23,067	18,479
Parking	21,681	15,840	12,160
Others	28,874	23,265	17,833
Total Revenues	435,981	330,735	252,215
[1] Guaranteed minimum value.
[2] Corresponds to revenues based on our tenants’ gross sales.
[3] Corresponds to revenues from fees that tenants are required to pay upon entering into or renewing a lease.

ALTO PALERMO S.A. (APSA)

III. Others

In the second quarter of fiscal year 2012, the construction business in Argentina maintained the growth rate experienced in the previous quarter, while it increased 4.1% compared to the same period of the previous fiscal year as per the ISAC index prepared by the INDEC. In line with the foregoing, construction permits granted during the quarter increased 5% compared to the same quarter of the previous year, reaching 2,358,504 sqm.

Real Estate Demand Index
(Change YoY)
40%
20%
0%
-20%
-40%
-60%
-48%
-46%
-26%
-13%
26%
35%
16%
17%
15%
22%
24%
17%
1T09
2T09
3T09
4T09
1T10
2T10
3T10
4T10
1T11
2T11
3T11
4T11

Source: CDI consultancy.

The demand for properties has maintained its upward trend during the second quarter of fiscal year 2012, posting a YoY increase of 17%.

Torres Rosario Project

APSA owns a block of land of approximately 50,000 sqm divided into 8 smaller plots, in the City of Rosario, near the Alto Rosario Shopping Center. At December 31, 2011, 2 of the plots had been bartered (plots 2-G and 2-H). As consideration for the barter of parcel 2-G (totaling a surface area of 10,128 sqm for sale), APSA will receive 15 apartments, with a total built area of 1,504 square meters and 15 parking spaces in compliance with the barter agreement. These units are already for sale since May. Barter of parcel 2-H represents 14,500 total square meters for sale, out of which 3,188 square meters represent performance of the barter agreement. This surface area is equivalent to 42 apartments and 42 parking spaces.

Condominios del Alto I (parcel 2-G)

The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 stories with parking spaces (98 units) in the basement. As of December 31, 2011, the project was completed, with 10 apartments and 10 parking spaces available for sale.

Condominios del Alto II (parcel 2-H)

The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 stories and 195 parking spaces located in two basements. As of December 31, 2011, 42 apartments (4,211 sqm), 47 parking spaces and 6 storage spaces are available for sale for a total of US$ 8,591,456, having executed preliminary sales agreements for 17 units for an amount of US$ 2.1 million, whose title deeds are expected to be executed during the second quarter of 2012.

ALTO PALERMO S.A. (APSA)

IV. Financial and Other Transactions

Consolidated Financial Debt as of December 31, 2011

Description	Issue Currency	Outstanding Amount (In USD)3	Rate	Maturity
Short-term	ARS	10,269,517	21.50%	< 7 days
ON APSA 2012 Clase II 1	USD	5,112,188	11.00%	Jun-12
ON APSA 2017 ClaseI 2	USD	120,000,000	7.88%	May-17
Other Debt	USD	17,760,536
Total APSA’s Debt	USD	153,052,241
1 As of December 31, 2011 IRSA had a face value of USD 1.5 million and APSA had repurchased a face value of USD 0.5 million.
2 As of December 31, 2011 APSA had a face value of USD 10.0 million.
3 The debt in ARS was converted to USD at the exchange rate of 4.304.

Material Events

APSA’s Shareholders’ Meeting held on October 31, 2011

At the Meeting held on October 31, 2011, the Shareholders resolved:

•	To ratify the advance dividend resolved in due course by the Board of Directors for the amount of ARS 130,824,500.

•
To pay a cash dividend in addition to the one already paid as advance dividend, for the amount of ARS 117,054,600, totaling ARS 247,879,100 and to allocate 5% of the net income, i.e. the amount of ARS 13,028,900 to the Statutory Reserve and the balance to the “Freely Available Reserves” account, delegating to the Board of Directors the payment thereof within the legal terms.

Payment of Dividends by APSA

On November 11, 2011, APSA’s Board of Directors resolved to make available to the Shareholders pro rata to their respective shareholdings, as from November 21, 2011, a cash dividend of ARS 117,054,600 million equivalent to 92.90% of the stock capital, representing an amount per ADR of ARS 3.71, as resolved upon by the Shareholders’ Meeting dated October 31, 2011.

ALTO PALERMO S.A. (APSA)

V. Brief comment on prospects for the next quarter

During the past years, private consumption has boosted, and our shopping centers have experienced significant growth. Occupancy has remained close to 100% and our tenants’ sales have reached growth rates higher than 30%, above annual inflation and activity levels. Prospects for the next quarter and the closing of fiscal year 2012 are extremely positive, in line with the expansion observed in our shopping centers in the past semester. A higher growth is noted in the newest shopping centers that are in a maturing stage, such as Soleil or Dot Baires Shopping or those recently refurbished, such as Córdoba Shopping or Alto Rosario, whose turnovers have soared thanks to the reforms made.

Undoubtedly, greater Buenos Aires and the interior of Argentina will continue to drive growth. In greater Buenos Aires, the consumers’ purchasing potential is much higher than the current one, and in the interior shopping centers arise as a very attractive alternative for family entertainment and leisure during weekends. Meanwhile, in the City of Buenos Aires we expect to undertake expansion and remodeling works in various of our shopping centers, in line with the higher demand for space and scarce availability observed.

Among our current investments, we will continue to invest in the revamping of our Soleil shopping center, purchased in July 2010, so as to position it as the first Premium Outlet in Argentina and attract the best public in the area, optimizing its turnover. In addition, we have launched, through our subsidiary Arcos del Gourmet S.A., the project Espacio Urbano in the area of Palermo, which features an open space and will certainly boost the commercial area with different innovative and luring proposals.

We will also continue to work as we have done until now in the improvement of services at our shopping centers, with the main goal of maintaining occupancy levels at 100%, increasing the number of visitors to our shopping centers and improving our brands’ turnover. In this sense, we will continue to partner with financial institutions in the promotion of credit card sales, which have proved to be very effective in terms of sales and have been favorably received by the public in inflationary contexts such as the current one.

2.	Consolidated Shareholders’ equity structure as compared with the four previous years.

	12.31.11	12.31.10	(1)	12.31.09	(1)	12.31.08	(1)	12.31.07	(1)
Current Assets	591,989	521,266		497,331		514,426		622,103
Non-Current Assets	1,825,225	1,877,630		1,932,357		1,773,690		1,484,173
Total	2,417,214	2,398,896		2,429,688		2,288,116		2,106,276

Current Liabilities	500,483	534,008		594,087		597,610		404,685
Non-Current Liabilities	802,028	816,820		924,144		836,758		801,489
Subtotal	1,302,511	1,350,828		1,518,231		1,434,368		1,206,174
Minority interest	142,816	133,158		130,289		98,045		83,225
Shareholders´ Equity	971,887	914,910		781,168		755,703		816,877
Total	2,417,214	2,398,896		2,429,688		2,288,116		2,106,276

.
(1)	Amounts do not include the effect of the situation mentioned in Note 1 to the Consolidated Financial Statements.

3.	Consolidated income structure as compared with the same period of the four previous years.

	12.31.11	(1)	12.31.10	(1)	12.31.09	(1)	12.31.08	(1)	12.31.07
Operating income	306,146		244,067		155,828		(7,054)		107,948
Equity investments	6,097		4,521		-		-		(14)
Amortization of goodwill, net	1,070		176		(818)		(509)		(1,409)
Financial results, net	(33,348)		(52,568)		(40,277)		(50,578)		(13,847)
Other income (expenses), net	(605)		(2,179)		(1,985)		456		2,732
Income (loss) before taxes and minority interest	279,360		194,017		112,748		(57,685)		95,410
Income tax	(96,355)		(54,088)		(38,371)		13,202		(44,532)
Minority interest	(6,743)		(2,219)		(3,067)		12,268		(2,186)
Net income (loss) for the period	176,262		137,710		71,310		(32,215)		48,692

(1)	Amounts do not include the effect of the situation mentioned in Note 1 to the Consolidated Financial Statements.

ALTO PALERMO S.A. (APSA)

4.	Statistical data as compared with the same period of the four previous years.

Not applicable.

5.	Key ratios as compared with the four previous years.

	12.31.11	12.31.10	12.31.09	12.31.08	12.31.07
Liquidity

Current assets	591,989	521,266	497,331	514,426	622,103
Current liabilities	500,483	534,008	594,087	597,610	404,685

Ratio	1.18	0.98	0.84	0.86	1.54

Debt

Total liabilities	1,302,511	1,350,828	1,518,231	1,434,368	1,206,174
Shareholders´ Equity	971,887	914,910	781,168	755,703	816,877

Ratio	1.34	1.48	1.94	1.90	1.48

Solvency

Shareholders´ Equity	971,887	914,910	781,168	755,703	816,877
Total liabilities	1,302,511	1,350,828	1,518,231	1,434,368	1,206,174

Ratio	0.75	0.68	0.51	0.53	0.68

Non-Current Assets to total Assets

Non-Current Assets	1,825,225	1,877,630	1,932,357	1,773,690	1,484,173
Total Assets	2,417,214	2,398,896	2,429,688	2,288,116	2,106,276

Ratio	0.76	0.78	0.80	0.78	0.70

Profitability

Net income (loss) for the period	176,262	137,710	71,310	(32,215)	48,692
Average shareholders’ equity	939,420	871,935	773,513	801,930	820,392

Ratio	0.19	0.16	0.09	(0.04)	0.06
6.	Brief comment on the future perspectives for the upcoming period.

See item 1.

ALTO PALERMO S.A. (APSA)

7.	Progress in complying with the IFRS implementation plan

On April 29, 2010, the Company’s Board of Directors approved a specific plan to implement the IFRS (International Financial Reporting Standards). As established in such plan, the Company has ended training its personnel from its accounting and tax areas, and the personnel from most of its affiliates and related companies. On the other hand, as it was provided, the Company is finishing the initial diagnose process of regulatory differences and is begging to evaluate the necessaries changes in the process and systems to adequate them to the new requirements.

As a result of monitoring the specific IFRS implementation plan, the Board of Directors to date has not become aware of any circumstance requiring amendments to such plan or indicating a potential departure from the proposed goals and terms.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the
Buenos Aires Stock Exchange Regulations
 Balance Sheet as of December 31, 2011

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None

2.
Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

On December 22, 2009, the Company’s Board of Directors approved the sale, assignment and transfer of 80% of Tarshop S.A.’s capital stock. (See Note 1 to the Consolidated Financial Statements and Note 8.i) to the Basic Financial Statements).

3.	Classification of receivables and liabilities.

a)	Past due receivables:

	12.31.11	09.30.11	06.30.11	03.31.11	Total
Accounts receivable, net	35,484	12,505	-	-	47,989

b)	Past due payable:

	12.31.11	09.30.11	06.30.11	03.31.11	Total
Trade accounts payable	1,354	-	-	-	1,354
Other liabilities	63	-	-	-	63

c)	Receivables and liabilities with no fixed term:

12.31.11
Accounts receivable, net	597
Other receivables and prepaid expenses, net	11,844
Taxes payable	-
Customer advances	465
Provisions	9,168
Other liabilities	89

ALTO PALERMO S.A. (APSA)

3.	(Continued)

d)	Current receivables to mature:

	03.31.12	06.30.12	09.30.12	12.31.12	Total
Accounts receivable, net	113,618	28,576	14,227	8,785	165,206
Other receivables and prepaid expenses, net	27,946	6,920	6,807	6,801	48,474

e)	Non-current receivables to mature:

	12.31.13	12.31.14	12.31.15	12.31.16	Total
Accounts receivable, net	349	83	59	201	692
Other receivables and prepaid expenses, net	2,971	853	570	75	4,469

f)	Current liabilities to mature:

	03.31.12	06.30.12	09.30.12	12.31.12	Total
Trade accounts payable	74,416	1,762	1,645	1,699	79,522
Customer advances	53,459	26,520	20,757	15,149	115,885
Short- term debt	64,999	6,986	13,206	13,933	99,124
Salaries and social security payable	8,234	-	4,106	-	12,340
Taxes payable	51,135	836	682	59,466	112,119
Other liabilities	14,843	504	504	1,474	17,325
Dividends payable	3,128	-	-	-	3,128

g)	Non-current liabilities to mature:

	12.31.13	12.31.14	12.31.15	12.31.16	Total
Trade accounts payable	24	-	-	-	24
Customer advances	43,250	21,247	22,094	4,946	91,537
Long-term debt	2,026	135,955	-	508,435	646,416
Taxes payable	2,820	2,848	2,909	9,328	17,905
Other liabilities	7,801	266	266	46,774	56,107

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a)	Accounts receivable, net:

		Ps.
Current
Local currency	(1)	202,732
Foreign currency	(1)	11,060

Non-current
Local currency	(1)	692
Foreign currency	(1)	-

(1)	Does not accrue interest, except for Ps. 140 that accrue interest at a variable market rate.

b)	Other receivables and prepaid expenses, net:

Current
Local currency	(1)	50,016
Foreign currency	(1)	1,717

Non-current
Local currency	(1)	13,054
Foreign currency		-

(1)	Includes Ps. 2,259 that accrue interest at a fixed rate and Ps. 15 that accrue interest at a variable market rate.

c)	Trade accounts payable:

Current
Local currency	(1)	75,124
Foreign currency	(1)	5,752

Non-current
Local currency	(1)	24

(1)	Does not accrue interest.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

d)	Customer advances:

		Ps.
Current
Local currency	(1)	104,859
Foreign currency	(1)	11,491

Non-current
Local currency	(1)	91,236
Foreign currency	(1)	301

(1)	Does not accrue interest, except for Ps. 674 that accrue interest at a variable market rate.

e)	Short-term and long-term debt:

Current
Local currency	(1)	64,287
Foreign currency	(1)	34,837

Non-current
Foreign currency	(1)	647,603
Local currency		(1,187)

(1)	Includes Ps. 43,254 that accrue interest at a variable rate and Ps. 696,080 that accrue interest at a fixed market rate.

f)	Salaries and social security payable:

Current
Local currency	(1)	12,340

(1)	Does not accrue interest.

g)	Taxes payable:

Current
Local currency	(1)	112,182

Non-current
Local currency	(1)	17,904

(1)       Does not accrue interest, except for Ps. 36,958 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

h)	Other liabilities:

		Ps.
Current
Local currency	(1)	17,403

Non-current
Local currency	(1)	55,120

(1)	Does not accrue interest, except for Ps. 45,845 that accrue interest at a variable rate.

i)	Provisions:

Non-current
Local currency	(1)	9,167

(1)       Does not accrue interest.

j)	Dividends payable:

Current
Local currency	(1)	3,128

(1)       Does not accrue interest.

5.	Related parties.

See Note 5 and Exhibit C to the Basic Financial Statements.

6.	Loans to directors.

See Note 5.

7.	Physical inventories of stock.

See Note 2.3 to the Basic Financial Statements.

8.	Current values.

See Notes 2.2 and 2.3 to the Basic Financial Statements.

ALTO PALERMO S.A. (APSA)

9.	Appraisal revaluation of assets.

See Note 2.4 to the Basic Financial Statements.

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts	Accounting Value	Risk covered
Abasto	122,504	148,386	Fire, full risk and dismissed profit
Alto Palermo S.A. (APSA)	119,951	104,325	Fire, full risk and dismissed profit
Mendoza Plaza	40,783	75,676	Fire, full risk and dismissed profit
Paseo Alcorta	50,450	62,689	Fire, full risk and dismissed profit
Alto Avellaneda	86,455	58,914	Fire, full risk and dismissed profit
Alto Rosario	48,333	77,334	Full risk, construction and assembly
Patio Bullrich	43,824	79,051	Fire, full risk and dismissed profit
Córdoba Shopping - Villa Cabrera	21,317	63,353	Fire, full risk and dismissed profit
Alto Noa	22,055	19,499	Fire, full risk and dismissed profit
Soleil Factory	15,762	65,943	Fire, full risk and dismissed profit
Unique policy	15,000	-	Civil responsibility
Patio Olmos	172,458	32,949	Fire, full risk and dismissed profit

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

ALTO PALERMO S.A. (APSA)

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Exhibit E.

15.
Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaidcumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

See Note 13 to Basic Financial Statements.

Autonomous City of Buenos Aires, February 13, 2012.

ALTO PALERMO S.A. (APSA)

Report of Independent Auditors

To the Shareholders, President and Board of Directors of
Alto Palermo S.A. (APSA)
C.U.I.T.: 30-52767733-1
Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.
We have audited the accompanying balance sheets of Alto Palermo S.A. (APSA) at December 31, 2011, and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2011 and 2010 and the complementary notes 1 to 16 and exhibits A to I. Furthermore, we have audited the consolidated balance sheets of Alto Palermo S.A. (APSA) and its subsidiaries at December 31, 2011, and the related consolidated statements of income and of consolidated cash flows for the six-month periods ended December 31, 2011 and 2010, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.
We conducted our audit in accordance with auditing standards in force in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by the Company, as well as evaluating the overall financial statement presentation. We consider that our audits provide a reasonable basis for our opinion.

3.	The comparative information at June 30, 2011 derives of the audited financial statement of Alto Palermo S.A. (APSA), on which we issued our unqualified report on September 8, 2011.

4.	In our opinion:

a)
the financial statements of Alto Palermo S.A. (APSA) set out in point 1. present fairly, in all material respects, its financial position at December 31, 2011 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the six-month periods ended December 31, 2011 and 2010, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

b)
the consolidated financial statements of Alto Palermo S.A. (APSA) and its subsidiaries set out in point 1. present fairly, in all material respects, their consolidated financial position at December 31, 2011 and the consolidated results of their operations and their cash flows for the six-month periods ended at December 31, 2011 and 2010, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

ALTO PALERMO S.A. (APSA)

Report of Independent Auditors
(Cont.)

5.	In accordance with current regulations we report that:

a)
the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)
the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)
we have read the business highlights, except for the chapter entitled “Progress in the complying with the IFRS implementation plan”, and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at December 31, 2011, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records and to the calculations performed by the Company amounted to Ps. 2,144,250, which was not claimable at that date.

e)
we have applied money laundering abatement and anti-terrorist financing procedures foreseen in the professional standards issued by the Professional Council in Economic Sciences of the City of Buenos Aires.

Autonomous City of Buenos Aires, February 13, 2012.

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Dr. Norberto Fabián Montero Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 167 Fº 179	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 30 José Daniel Abelovich Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 102 Fº 191

ALTO PALERMO S.A. (APSA)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Alto Palermo S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible of relationship with the markets
Dated: June 22, 2012